UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge Figueiredo Corrêa, n° 1632, Jardim Professora Tarcília
CEP 13087-397, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Table of Contents

Company Data
Capital Composition	2
Individual interim financial statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows – Indirect Method	7
Statement of Changes in Equity
01/01/2019 to 03/31/2019	8
01/01/2018 to 03/31/2018	9
Statements of Value Added	10
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	11
Statement of Financial Position - Liabilities and Equity	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows - Indirect Method	15
Statement of Changes in Equity
01/01/2019 to 03/31/2019	16
01/01/2018 to 03/31/2018	17
Statements of Value Added	18
Comments on Performance	19
Notes to Interim financial statements	27
Other relevant information	81
Reports
Independent Auditor’s Report - Unqualified	82
Management declaration on financial statements	84
Management declaration on independent auditor’s report	85

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Capital Composition

Number of Shares (In units)	Closing Date 03/31/2019
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 03/31/2019	Previous Year 12/31/2018
1	Total assets	11,398,144	10,807,954
1.01	Current assets	848,085	799,599
1.01.01	Cash and cash equivalents	163,408	79,364
1.01.06	Taxes recoverable	5,229	18,087
1.01.06.01	Current taxes recoverable	5,229	18,087
1.01.06.01.01	Income tax and social contribution recoverable	1,873	9,441
1.01.06.01.02	Other taxes recoverable	3,356	8,646
1.01.08	Other current assets	679,448	702,148
1.01.08.03	Other	679,448	702,148
1.01.08.03.01	Other receivables	4,512	417
1.01.08.03.04	Dividends and interest on capital	674,936	701,731
1.02	Noncurrent assets	10,550,059	10,008,355
1.02.01	Long-term assets	119,309	191,019
1.02.01.07	Deferred taxes	112,998	112,522
1.02.01.07.02	Deferred tax assets	112,998	112,522
1.02.01.09	Receivables from related parties	936	72,933
1.02.01.09.02	Receivables from subsidiaries	936	72,933
1.02.01.10	Other noncurrent assets	5,375	5,564
1.02.01.10.04	Escrow Deposits	738	703
1.02.01.10.10	Other receivables	4,637	4,861
1.02.02	Investments	10,429,842	9,816,139
1.02.02.01	Equity interests	10,429,842	9,816,139
1.02.02.01.02	Equity interests in subsidiaries	9,363,704	8,835,777
1.02.02.01.03	Equity interests in joint ventures	1,066,138	980,362
1.02.03	Property, plant and equipment	799	1,087
1.02.03.01	Property, plant and equipment - in service	799	1,087
1.02.04	Intangible assets	109	110
1.02.04.01	Intangible assets	109	110

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 03/31/2019	Previous Year 12/31/2018
2	Total liabilities	11,398,144	10,807,954
2.01	Current liabilities	516,518	531,380
2.01.02	Trade payables	1,786	2,854
2.01.02.01	Domestic suppliers	1,786	2,854
2.01.03	Taxes payable	3,533	13,519
2.01.03.01	Federal taxes	3,521	13,500
2.01.03.01.01	Income tax and social contribution payable	418	8,261
2.01.03.01.02	Other taxes	3,103	5,239
2.01.03.03	Municipal taxes	12	19
2.01.05	Other liabilities	511,199	515,007
2.01.05.02	Others	511,199	515,007
2.01.05.02.01	Dividends and interest on capital payable	491,580	491,602
2.01.05.02.07	Other payables	19,619	23,405
2.02	Noncurrent liabilities	13,500	13,825
2.02.02	Other liabilities	13,215	13,584
2.02.02.02	Others	13,215	13,584
2.02.02.02.04	Other payables	13,215	13,584
2.02.04	Provisons	285	241
2.02.04.01	Tax, social security, labor and civil provisions	285	241
2.02.04.01.04	Civil provisions	285	241
2.03	Equity	10,868,126	10,262,749
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	469,257	469,257
2.03.04	Earnings reserves	4,428,502	4,428,502
2.03.04.01	Legal reserve	900,992	900,992
2.03.04.02	Statutory reserve	3,527,510	3,527,510
2.03.05	Retained earnings	609,873	-
2.03.08	Other comprehensive income	(380,790)	(376,294)
2.03.08.01	Accumulated comprehensive income	(380,790)	(376,294)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
3.04	Operating income (expenses)	600,932	441,740
3.04.02	General and administrative expenses	(10,845)	(9,246)
3.04.02.01	Depreciation and amortization	(54)	(48)
3.04.02.02	Other general and administrative expenses	(10,791)	(9,198)
3.04.06	Share of profit (loss) of investees	611,777	450,986
3.05	Profit before finance income (costs) and taxes	600,932	441,740
3.06	Finance income (costs)	2,462	1,775
3.06.01	Finance income	2,470	7,084
3.06.02	Financial expenses	(8)	(5,309)
3.07	Profit (loss) before taxes on income	603,394	443,515
3.08	Income tax and social contribution	56	268
3.08.01	Current	(421)	(5)
3.08.02	Deferred	477	273
3.09	Profit (loss) from continuing operations	603,450	443,783
3.11	Profit (loss) for the period	603,450	443,783

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
4.01	Profit for the period	603,450	443,783
4.02	Other comprehensive income	1,927	(1,804)
4.02.01	Comprehensive income for the period of subsidiaries	1,927	(1,804)
4.03	Total comprehensive income for the period	605,377	441,979

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
6.01	Cash flows from operating activities	12,044	55,547
6.01.01	Cash generated from operations	(8,309)	(4,478)
6.01.01.01	Profit before taxes	603,394	443,515
6.01.01.02	Depreciation and amortization	54	48
6.01.01.03	Provision for tax, civil and labor risks	52	(36)
6.01.01.05	Interest on debts, inflation adjusment and exchange rate changes	(32)	2,981
6.01.01.06	Equity interests in associates and joint ventures	(611,777)	(450,986)
6.01.02	Changes in assets and liabilities	28,616	64,260
6.01.02.01	Dividend and interest on capital received	26,795	65,383
6.01.02.02	Taxes recoverable	12,816	(20)
6.01.02.03	Escrow deposits	(33)	(65)
6.01.02.04	Other operating assets	(3,635)	174
6.01.02.05	Trade payables	(1,068)	(206)
6.01.02.06	Other taxes and social contributions	(2,094)	1,220
6.01.02.09	Tax, civil and labor risks paid	(11)	(27)
6.01.02.10	Other operating liabilities	(4,154)	(2,199)
6.01.03	Others	(8,263)	(4,235)
6.02	Net cash generated by (used in) investing activities	72,022	127,364
6.02.01	Purchases of property, plant and equipment	-	(198)
6.02.07	Purchases of intangible assets	-	(23)
6.02.08	Advances for future capital increases	-	(40)
6.02.09	Intragroup loans to subsidiaries	(310)	(7,592)
6.02.10	Receiving of intragroup loans from subsidiaries	72,332	135,217
6.03	Net cash from financing activities	(22)	(186,006)
6.03.01	Repayment of principal of borrowings and debentures	-	(186,000)
6.03.02	Dividend and interest on capital paid	(22)	(6)
6.05	Increase (decrease) in cash and cash equivalents	84,044	(3,095)
6.05.01	Cash and cash equivalents at the beginning of the period	79,364	6,581
6.05.02	Cash and cash equivalents at the end of the period	163,408	3,486

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2019 to March 31, 2019

(In thousands of Brazilian reais - R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749
5.03	Adjusted opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749
5.05	Total comprehensive income	-	-	-	603,451	1,926	605,377
5.05.01	Profit for the period	-	-	-	603,451	-	603,451
5.05.02	Other comprehensive income	-	-	-	-	1,926	1,926
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	-	1,926
5.06	Internal changes in equity	-	-	-	6,422	(6,422)	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	6,422	(6,422)	-
5.07	Closing balances	5,741,284	469,257	4,428,502	609,873	(380,790)	10,868,126

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2018 to March 31, 2018

(In thousands of Brazilian reais - R$)

Code	Description	Share capital	Capital reserves, options granted and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528
5.05	Total comprehensive income	-	-	-	395,322	(18,051)	377,271
5.05.01	Profit for the period	-	-	-	443,783	-	443,783
5.05.02	Other comprehensive income	-	-	-	(48,461)	(18,051)	(66,512)
5.05.02.09	Share of profit (loss) on comprehensive income of subsidiaries and associates	-	-	-	(48,461)	(18,051)	(66,512)
5.06	Internal changes in equity	-	4	41,313	(34,845)	(6,468)	4
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	6,468	(6,468)	-
5.06.05	Changes in statutory reserve in the period	-	-	41,313	(41,313)	-	-
5.06.09	Other changes in noncontrolling interests	-	4	-	-	-	4
5.07	Closing balances	5,741,284	468,018	2,958,049	360,477	(189,025)	9,338,803

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
7.01	Revenues	-	221
7.01.03	Revenues related to construction of own assets	-	221
7.02	Inputs purchased from thrid parties	(3,325)	(2,837)
7.02.02	Materials, energy, third-party services and others	(2,435)	(2,122)
7.02.04	Others	(890)	(715)
7.03	Gross value added	(3,325)	(2,616)
7.04	Retentions	(54)	(48)
7.04.01	Depreciation and amortization	(54)	(48)
7.05	Net added value generated	(3,379)	(2,664)
7.06	Added value received in transfer	614,368	458,417
7.06.01	Equity in Subsidiaries	611,777	450,986
7.06.02	Finance income	2,591	7,431
7.07	Added value to be distributed	610,989	455,753
7.08	Distribution of added value	610,989	455,753
7.08.01	Personnel and charges	6,335	5,543
7.08.01.01	Direct Remuneration	2,266	2,524
7.08.01.02	Benefits	3,605	2,587
7.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	464	432
7.08.02	Taxes, fees and contributions	1,168	1,120
7.08.02.01	Federal	1,160	1,104
7.08.02.02	State	8	16
7.08.03	Interest and Rentals	35	5,307
7.08.03.01	Interest	6	5,306
7.08.03.02	Rentals	29	1
7.08.04	Interest on capital	603,451	443,783
7.08.04.03	Retained earnings / Loss for the period	603,451	443,783

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 03/31/2019	Previous Year 12/31/2018
1	Total assets	43,946,073	42,211,530
1.01	Current assets	11,035,803	9,402,316
1.01.01	Cash and cash equivalents	3,440,809	1,891,457
1.01.03	Trade receivables	4,704,583	4,547,951
1.01.03.01	Consumers	4,704,583	4,547,951
1.01.06	Taxes recoverable	421,109	411,256
1.01.06.01	Current taxes recoverable	421,109	411,256
1.01.06.01.01	Income tax and social contribution recoverable	165,905	123,739
1.01.06.01.02	Other taxes recoverable	255,204	287,517
1.01.07	Prepaid expenses	82,548	172,155
1.01.08	Other current assets	2,386,754	2,379,497
1.01.08.03	Others	2,386,754	2,379,497
1.01.08.03.01	Dividends and interest on capital	100,182	100,182
1.01.08.03.02	Derivatives	260,847	309,484
1.01.08.03.04	Sector financial assets	1,402,757	1,330,981
1.01.08.03.05	Contract asset	23,685	-
1.01.08.03.06	Other assets	599,283	638,850
1.02	Noncurrent assets	32,910,270	32,809,214
1.02.01	Long-term assets	13,115,878	12,909,303
1.02.01.04	Trade receivables	687,826	752,795
1.02.01.04.01	Consumers	687,826	752,795
1.02.01.07	Deferred taxes	932,673	956,380
1.02.01.07.02	Deferred tax assets	932,673	956,380
1.02.01.08	Prepaid expenses	6,282	6,367
1.02.01.10	Other noncurrent assets	11,489,097	11,193,761
1.02.01.10.03	Escrow Deposits	859,842	854,374
1.02.01.10.05	Derivatives	349,932	347,507
1.02.01.10.06	Concession financial asset	7,677,726	7,430,149
1.02.01.10.08	Sector financial asset	27,093	223,880
1.02.01.10.09	Income tax and social contribution recoverable	68,382	67,966
1.02.01.10.10	Other taxes recoverable	355,228	185,725
1.02.01.10.11	Investments at cost	116,654	116,654
1.02.01.10.12	Contract asset	1,329,593	1,046,433
1.02.01.10.13	Other assets	704,647	921,073
1.02.02	Investments	1,066,138	980,362
1.02.02.01	Equity interests	1,066,138	980,362
1.02.02.01.04	Equity interests in joint ventures	1,066,138	980,362
1.02.03	Property, plant and equipment	9,351,350	9,456,614
1.02.03.01	Property, plant and equipment - in servce	9,133,920	9,245,853
1.02.03.03	Property, plant and equipment - in progress	217,430	210,761
1.02.04	Intangible assets	9,376,904	9,462,935
1.02.04.01	Intangible assets	9,376,904	9,462,935
1.02.04.01.01	Concession contract	9,291,619	9,380,810
1.02.04.01.02	Goodwill	6,115	6,115
1.02.04.01.03	Other intangible assets	79,170	76,010

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 03/31/2019	Previous Year 12/31/2018
2	Total liabilities	43,946,073	42,211,530
2.01	Current liabilities	9,726,955	8,415,132
2.01.01	Payroll and related taxes	129,141	119,252
2.01.01.01	Related taxes	29,693	27,154
2.01.01.02	Payroll taxes	99,448	92,098
2.01.02	Trade payables	3,159,696	2,398,085
2.01.02.01	Domestic suppliers	3,159,696	2,398,085
2.01.03	Taxes payable	724,688	765,438
2.01.03.01	Federal taxes	341,937	327,658
2.01.03.01.01	Income tax and social contribution	117,436	100,450
2.01.03.01.02	Other taxes	224,501	227,208
2.01.03.02	State taxes	376,024	430,149
2.01.03.03	Municipal taxes	6,727	7,631
2.01.04	Borrowings	3,880,206	3,363,465
2.01.04.01	Borrowings	2,764,095	2,446,113
2.01.04.01.01	In local currency	1,300,631	876,777
2.01.04.01.02	In foreign currency	1,463,464	1,569,336
2.01.04.02	Debentures	1,116,111	917,352
2.01.05	Other payables	1,833,224	1,768,892
2.01.05.02	Others	1,833,224	1,768,892
2.01.05.02.01	Dividends and interest on capital payable	532,790	532,608
2.01.05.02.04	Regulatory liabilities	125,274	150,656
2.01.05.02.05	Derivatives	4,863	8,139
2.01.05.02.06	Use of public asset	11,771	11,570
2.01.05.02.08	Private pension plan	109,611	86,623
2.01.05.02.09	Other payables	1,048,915	979,296
2.02	Noncurrent liabilities	21,118,375	21,264,015
2.02.01	Borrowings	16,596,467	17,013,339
2.02.01.01	Borrowings	8,588,747	8,989,846
2.02.01.01.01	In local currency	4,759,951	4,927,927
2.02.01.01.02	In foreign currency	3,828,796	4,061,919
2.02.01.02	Debentures	8,007,720	8,023,493
2.02.02	Other liabilities	2,412,476	2,135,089
2.02.02.02	Others	2,412,476	2,135,089
2.02.02.02.03	Trade payables	320,024	333,036
2.02.02.02.04	Other taxes, fees and contributions	7,053	9,691
2.02.02.02.06	Derivatives	20,135	23,659
2.02.02.02.07	Use of public asset	88,957	89,965
2.02.02.02.08	Sector financial liability	218,038	46,703
2.02.02.02.09	Private pension plan	1,135,215	1,156,639
2.02.02.02.10	Other payables	623,054	475,396
2.02.03	Deferred taxes	1,130,097	1,136,227
2.02.03.01	Deferred income tax and social contribution	1,130,097	1,136,227
2.02.03.01.01	Deferred income tax and social contribution	1,120,138	1,126,141
2.02.03.01.02	Others deferred taxes	9,959	10,086
2.02.04	Provisions	979,335	979,360
2.02.04.01	Tax, social security, labor and civil provisions	979,335	979,360
2.02.04.01.01	Tax provisions	401,835	389,823
2.02.04.01.02	Social security and labor provisions	217,960	219,314
2.02.04.01.04	Civil provisions	271,268	281,304
2.02.04.01.05	Others provisions	88,272	88,919
2.03	Consolidated equity	13,100,743	12,532,383
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	469,257	469,257
2.03.04	Earnings reserves	4,428,502	4,428,502
2.03.04.01	Legal reserve	900,992	900,992
2.03.04.02	Statutory reserve	3,527,510	3,527,510
2.03.05	Retained earnings	609,873	-
2.03.08	Other comprehensive income	(380,790)	(376,294)
2.03.09	Noncontrolling interests	2,232,617	2,269,634

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
3.01	Net operating revenue	7,127,446	6,374,654
3.02	Cost of electric energy services	(5,594,442)	(5,055,015)
3.02.01	Cost of electric energy	(4,483,763)	(4,013,721)
3.02.02	Cost of operation - Depreciation and amortization	(314,285)	(296,668)
3.02.03	Cost of operation - Others	(380,499)	(373,265)
3.02.04	Cost of services rendered to third parties	(415,895)	(371,361)
3.03	Gross profit	1,533,004	1,319,639
3.04	Operating expenses/income	(406,492)	(343,692)
3.04.01	Selling expenses	(181,182)	(128,640)
3.04.01.01	Depreciation and amortization	(1,280)	(1,070)
3.04.01.02	Allowance for doubtful accounts	(68,615)	(26,420)
3.04.01.03	Other selling expenses	(111,287)	(101,150)
3.04.02	General and administrative expenses	(215,637)	(203,875)
3.04.02.01	Depreciation and amortization	(16,766)	(20,938)
3.04.02.02	Others general and administrative expenses	(198,871)	(182,937)
3.04.05	Other operating expenses	(95,448)	(96,533)
3.04.05.01	Amortization of concession intangible asset	(72,109)	(71,508)
3.04.05.02	Others operating expenses	(23,339)	(25,025)
3.04.06	Equity interests in subsidiaries, associates and joint ventures	85,775	85,356
3.05	Profit before financial income (expenses) and taxes	1,126,512	975,947
3.06	Financial income (expenses)	(220,040)	(307,519)
3.06.01	Financial income	206,595	197,151
3.06.02	Financial expenses	(426,635)	(504,670)
3.07	Profit before taxes	906,472	668,428
3.08	Income tax and social contribution	(336,114)	(249,024)
3.08.01	Current	(320,345)	(265,458)
3.08.02	Deferred	(15,769)	16,434
3.09	Profit from continuing operations	570,358	419,404
3.11	Consolidated profit for the period	570,358	419,404
3.11.01	Attributable to owners of the Company	603,450	443,783
3.11.02	Attributable to noncontrolling interests	(33,092)	(24,379)
3.99.01.01	ON	0.59	0.44
3.99.02.01	ON	0.59	0.44

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
4.01	Consolidated profit for the period	570,358	419,404
4.02	Other comprehensive income	1,926	(1,804)
4.02.01	Actuarial gains (losses), net of tax effects	(1,833)	(1,804)
4.02.02	Credit risk in mark to market of financial liabilities	3,759	-
4.03	Consolidated comprehensive income for the period	572,284	417,600
4.03.01	Attributable to owners of the Company	605,377	441,979
4.03.02	Attributable to noncontrolling interests	(33,093)	(24,379)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
6.01	Net cash from operating activities	1,898,319	(463,070)
6.01.01	Cash generated from operations	1,627,565	1,420,841
6.01.01.01	Profit before taxes	906,472	668,428
6.01.01.02	Depreciation and amortization	404,440	390,185
6.01.01.03	Provision for tax, civil and labor risks	27,758	25,507
6.01.01.04	Allowance for doubtful accounts	68,615	26,420
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	256,867	359,359
6.01.01.06	Pension plan expense (income)	28,150	22,477
6.01.01.07	Equity interests in associates and joint ventures	(85,775)	(85,356)
6.01.01.08	Loss (gain) on disposal of noncurrent assets	21,165	25,061
6.01.01.09	Deferred taxes (PIS and COFINS)	(127)	(155)
6.01.01.10	Others	-	(11,085)
6.01.02	Changes in assets and liabilities	874,940	(1,304,094)
6.01.02.01	Consumers, concessionaries and licensees	(160,055)	(62,912)
6.01.02.02	Dividend and interest on capital received	-	21,503
6.01.02.03	Taxes recoverable	(155,026)	(12,528)
6.01.02.05	Escrow deposits	3,426	(5,431)
6.01.02.06	Sector financial asset	194,604	(21,033)
6.01.02.07	Receivables - CDE	4,318	37,218
6.01.02.10	Other operating assets	(36,312)	(142,492)
6.01.02.11	Trade payables	748,599	(768,048)
6.01.02.12	Other taxes and social contributions	(69,306)	(14,018)
6.01.02.13	Other liabilities with private pension plan	(28,419)	(27,196)
6.01.02.14	Regulatory liabilities	(25,382)	(436,406)
6.01.02.16	Tax, civil and labor risks paid	(41,595)	(30,811)
6.01.02.17	Sector financial liability	129,276	(55,161)
6.01.02.18	Payables - CDE	6,169	(1,356)
6.01.02.19	Other operating liabilities	304,643	214,577
6.01.03	Others	(604,186)	(579,817)
6.01.03.01	Interest paid on debts and debentures	(286,886)	(327,727)
6.01.03.02	Income tax and social contribution paid	(317,300)	(252,090)
6.02	Net cash from investing activities	(423,466)	(445,733)
6.02.01	Purchases of property, plant and equipment	(36,839)	(56,084)
6.02.02	Purchases of contract asset	(403,573)	(366,303)
6.02.03	Purchases and construction of intangible assets	(5,154)	(3,527)
6.02.04	Securities, pledges and restricted deposits - investment	(46,177)	(88,367)
6.02.05	Securities, pledges and restricted deposits - redemption	68,277	68,548
6.03	Net cash from financing activities	74,499	688,139
6.03.01	Borrowings and debentures raised	799,731	2,947,881
6.03.02	Repayment of principal of borrowings and debentures	(857,840)	(2,443,707)
6.03.03	Repayment of derivatives	136,375	187,568
6.03.05	Dividend and interest on capital paid	(3,767)	(3,603)
6.05	Increase (decrease) in cash and cash equivalents	1,549,352	(220,664)
6.05.01	Cash and cash equivalents at the beginning of the period	1,891,457	3,249,642
6.05.02	Cash and cash equivalents at the end of the period	3,440,809	3,028,978

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2019 to March 31, 2019

(In thousands of Brazilian reais - R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749	2,269,634	12,532,383
5.03	Adjusted opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749	2,269,634	12,532,383
5.04	Capital transactions with owners	-	-	-	-	-	-	(3,907)	(3,907)
5.04.01	Capital increse	-	-	-	-	-	-	43	43
5.04.06	Dividend	-	-	-	-	-	-	(3,950)	(3,950)
5.05	Total comprehensive income	-	-	-	603,451	1,926	605,377	(33,093)	572,284
5.05.01	Profit for the period	-	-	-	603,451	-	603,451	(33,093)	570,358
5.05.02	Other comprehensive income	-	-	-	-	1,926	1,926	-	1,926
5.05.02.01	Financial instruments adjustment	-	-	-	-	5,696	5,696	-	5,696
5.05.02.02	Tax on financial instruments adjustment	-	-	-	-	(1,937)	(1,937)	-	(1,937)
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(1,833)	(1,833)	-	(1,833)
5.06	Internal changes in equity	-	-	-	6,422	(6,422)	-	(18)	(18)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	9,730	(9,730)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(3,308)	3,308	-	-	-
5.06.08	Other changes	-	-	-	-	-	-	(18)	(18)
5.07	Closing balances	5,741,284	469,257	4,428,502	609,873	(380,790)	10,868,126	2,232,616	13,100,742

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2018 to March 31, 2018

(In thousands of Brazilian reais - R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.03	Adjusted opening balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344
5.05	Capital transactions with owners	-	-	-	395,322	(18,051)	377,271	(24,379)	352,892
5.05.01	Profit for the period	-	-	-	443,783	-	443,783	(24,379)	419,404
5.05.02	Other comprehensive income	-	-	-	(48,461)	(18,051)	(66,512)	-	(66,512)
5.05.02.01	Financial instruments adjustment	-	-	-	-	(16,247)	(16,247)	-	(16,247)
5.05.02.06	Other comprehensive income: gain/loss actuarial	-	-	-	-	(1,804)	(1,804)	-	(1,804)
5.05.02.09	Effects of first adoption of IFRS 9 / CPC 48	-	-	-	(48,461)	-	(48,461)	-	(48,461)
5.06	Internal changes in equity	-	4	41,313	(34,845)	(6,468)	4	(17)	(13)
5.06.05	Changes in statutory reserve in the period	-	-	41,313	(41,313)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	9,799	(9,799)	-	-	-
5.06.07	Tax effect on realization of deemed cost	-	-	-	(3,331)	3,331	-	-	-
5.06.09	Other changes	-	4	-	-	-	4	(17)	(13)
5.07	Closing balances	5,741,284	468,018	2,958,049	360,477	(189,025)	9,338,803	2,200,420	11,539,223

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
7.01	Revenues	10,785,204	9,673,757
7.01.01	Sales of goods and services	10,372,542	9,266,935
7.01.02	Other revenues	415,213	370,562
7.01.02.01	Revenue from construction of concession infrastructure	415,213	370,562
7.01.03	Revenues related to construction of own assets	66,064	62,680
7.01.04	Allowance for doubtful debts	(68,615)	(26,420)
7.02	Inputs purchased from third parties	(5,778,639)	(5,189,576)
7.02.01	Cost of sales and services	(4,961,254)	(4,442,138)
7.02.02	Materials, energy, third-party services and others	(674,244)	(630,914)
7.02.04	Others	(143,141)	(116,524)
7.03	Gross added value	5,006,565	4,484,181
7.04	Retentions	(406,182)	(391,227)
7.04.01	Depreciation and amortization	(334,074)	(319,718)
7.04.02	Others	(72,108)	(71,509)
7.04.02.01	Amortization of concession intangible asset	(72,108)	(71,509)
7.05	Net added value generated	4,600,383	4,092,954
7.06	Added value received in transfer	302,749	294,210
7.06.01	Equity interests in associates and joint ventures	85,776	85,356
7.06.02	Financial income	216,973	208,854
7.07	Added value to be distributed	4,903,132	4,387,164
7.08	Distribution of added value	4,903,132	4,387,164
7.08.01	Personnel and charges	350,924	336,795
7.08.01.01	Direct Remuneration	198,675	197,685
7.08.01.02	Benefits	135,768	122,391
7.08.01.03	Government severance indemnity fund for employees - F.G.T.S.	16,481	16,719
7.08.02	Taxes, fees and contributions	3,530,642	3,105,820
7.08.02.01	Federal	1,755,649	1,674,230
7.08.02.02	State	1,767,959	1,425,792
7.08.02.03	Municipal	7,034	5,798
7.08.03	Interest and Rentals	451,208	525,145
7.08.03.01	Interest	431,421	507,082
7.08.03.02	Rentals	19,787	18,063
7.08.04	Interest on capital	570,358	419,404
7.08.04.03	Retained earnings / Loss for the period	570,358	419,404

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Reais - R$, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent)

This quarter, the increase in profit was R$ 137,126 when compared with the same period of the prior year (R$ 580,909 in 2019 and R$ 443,783 in 2018) mainly due to the increase in profit of investees.

	Consolidated
	1st quarter
	2019	2018	%
OPERATING REVENUES	10,787,756	9,637,497	11.9%
Electricity sales to final consumers(*)	8,009,894	6,747,443	18.7%
Electricity sales to wholesaler´s(*)	1,352,491	998,459	35.5%
Revenue from construction of concession infrastructure	415,213	370,562	12.0%
Other operating revenues(*)	1,334,038	1,147,486	16.3%
Sector financial assets and liabilities	(323,880)	373,547	-186.7%
Deductions from operating revenues	(3,694,463)	(3,262,847)	13.2%
NET OPERATING REVENUE	7,093,292	6,374,649	11.3%
COST OF ELECTRIC ENERGY SERVICES	(4,483,763)	(4,013,721)	11.7%
Electricity purchased for resale	(3,952,543)	(3,301,275)	19.7%
Electricity network usage charges	(531,221)	(712,446)	-25.4%
OPERATING COST/EXPENSE	(1,602,946)	(1,470,342)	9.0%
Personnel	(348,018)	(337,745)	3.0%
Employee pension plans	(28,150)	(22,477)	25.2%
Materials	(66,857)	(62,623)	6.8%
Outside Services	(165,010)	(180,932)	-8.8%
Depreciation and Amortization	(332,331)	(318,677)	4.3%
Merged Goodwill Amortization	(72,110)	(71,509)	0.8%
Costs related to infrastructure construction	(415,211)	(370,559)	12.1%
Other	(175,258)	(105,820)	65.6%
INCOME FROM ELECTRIC ENERGY SERVICE	1,006,582	890,586	13.0%
FINANCIAL INCOME (EXPENSE)	(220,040)	(307,519)	-28.4%
Income	206,595	197,151	4.8%
Expense	(426,635)	(504,671)	-15.5%
Equity in subsidiaries	85,775	85,356	0.5%
INCOME BEFORE TAXES	872,318	668,428	30.5%
Social Contribution	(86,976)	(66,869)	30.1%
Income Tax	(237,526)	(182,156)	30.4%
NET INCOME	547,816	419,404	30.6%

Net income attributable to the shareholders of the company	580,909	443,783	30.9%
Net income attributable to the non controlling interests	(33,093)	(24,379)	35.7%

EBITDA	1,496,943	1,366,277	9.6%

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME FOR THE PERIOD	547,816	419,404
Depreciation and Amortization	404,441	390,187
Amortization of fair value adjustment of asset	145	145
Financial Income (Expense)	220,040	307,519
Social Contribution	86,976	66,869
Income Tax	237,526	182,156
Adjusted EBITDA	1,496,943	1,366,278

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Gross Operating Revenue

Gross operating revenue for the 1st quarter of 2019 was R$ 10,787,756, an increase of 11.9% (R$ 1,291,155) compared with the same period of the prior year.

The main factors of this variation were:

•       Increase of 27.1% (R$ 1,031,267) in the electricity sales to final consumer, justified by the increase in average tariffs of 19.2% (R$ 1,291,155), mainly due to the positive effects of the Annual and Periodics Tariff Adjustments (RTA / RTP);

•         Increase of 34.3% (R$ 336,479) in the electricity sales to wholesalers, mainly due to:

o   Increase of 98.7% (R$ 164,013) in sale of spot market energy in CCEE (Electric Energy Trading Chamber), mainly due to the increase in energy sold of 118.7% (R$ 197,150) partially offset by reduction in average tariffs of 9.1% (R$ 33,137)

o   Increase of 27.2% (R$ 189,757) in other concessionaires, licensees and authorized, due to the increase of 34.1% in the average price (R$ 255,941) partially offset by the reduction of energy sold of 5.2% (R$ 36,184);

•       Decrease of 186.7% (R$ 697,427) in sector financial assets and liabilities (expense of R$ 323,880 on 1st quarter of 2019 and income of R$ 373,547 on 1st quarter of 2018) due to realization of assets on the 1st quarter of 2019 (R$ 237,070) and realization of liabilities on the 1st  quarter of 2018 (R$ 325,729) and set up of liabilities on the 1st quarter of 2019 (R$86,810).

•         Increase of 16.3% (R$ 186,546) in other operating revenues, due to: increase in (i) TUSD free consumers (R$ 162,210) and (ii) contribution CDE (R$ 51,942), partially offset by an increase of expenses of compensation due offset for non-compliance with technical indexes (R$ 15,179).

➢  Volume of energy sold by distributors

In the 1st quarter of 2019, the amount of energy billed to captive consumers in the period, including other licensees presented an increase of 3.5% when compared with the same quarter of the prior year.

The consumption of the residential class represents 45.2% of the total market supplied by the distributor and recorded an increase of 8.4%, in the 1st quarter fo 2019 in relation to the same period of the prior year.

The comercial class representes 19.3% of the total Market supplied by the distributor and recorded an increase of 3.2% in the 1st quarter fo 2019 in relation to the same period of the prior year.

The industrial class, which represents 11.3% of the total market supplied by distributors, reported a fall of 6.8% in the 1st quarter of 2019 in relation to the same period of the prior year. Such performance reflects the client’s migration to the free market.

The other consumption classes (rural, public administration, public utilities and licensees) participate with 24.2% of the total market supplied by distributors. Such classes presented a growth of 0.7% in the 1st quarter of 2019 in relation to the same period of the prior year.

Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was an increase of 3.2% when compared with the same period of the prior year. The variation by class presents an increase of 8.4% in the residential class, an increase of 5.1% in the commercial class and an increase of 0.9% in the industrial class. Regarding other classes, there was a growth of 0.9%

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

➢   Tariffs

In the 1st quarter of 2019, energy supply tariffs increased on average 19.2%. This occurred mainly due to the effects of the annual tariff adjustments and periodic tariff review, as follows:

		2019		2018
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April (b)	12.02%	8.66%	12.68%	16.90%
CPFL Piratininga	October	(c)	(c)	20.01%	19.25%
RGE	June	(c)	(c)	21.27%	20.58%
RGE Sul (RGE)	April (e)	(e)	(e)	18.45%	22.47%
CPFL Santa Cruz	March	13.70%	13.31%	(d)	(d)

(a)     Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)     As mentioned in note 5.2, in April 2019 the controlled CPFL Paulista had an RTA.

(c)     The tariff adjustments for 2019 had not occurred yet.

(d)     For 2018, the average annual tariff adjustment of CPFL Santa Cruz was 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

Deductions from operating revenue

Deductions from operating revenue in the 1st quarter of 2019 were R$ 3,694,463, an increase of 13.2% (R$ 431,621) in relation to the same quarter of 2018, which mainly occurred due to:

•         Increase of 24.0% (R$ 342,320) in ICMS mainly due to the increase in the billed supply;

•       Decrease of 1.6% (R$15,995) in sector charges, mainly dua a decrease in tariff flags and others (R$ 129,439); partially offset by the increase in CDE (R$ 100,040),

•         Increase of 12.2% (R$ 102,089) in PIS and COFINS, mainly due to the increase in the basis of calculation of these taxes (operating revenue).

Cost of Eletric Energy

The cost of electric energy this quarter amounted to R$ 4,483,763, an increase of 11.7% (R$ 470,042) in relation to the same period of the prior year, mainly justified by:

•       Increase of 19.7% (R$ 651,267) in electric energy purchased for resale, due to:

o   Increase of 11.1% (R$ 396,226) in average price due to: increase in the PLD and dólar rate (Itaipu);

o   Increase of 7.7% (R$ 255,042) in the amount of energy purchased.

•         Decrease of 25.4% (R$ 181,225) in the transmission and distribution system usage charges, mainly due to: (i) system service charge – ESS (R$ 102,565) (ii) basic network charges (R$ 69,153), (iii) reserve energy charge – EER (R$ 65,914) partially offset by increases in: (iv) connection charges (R$ 15,228) e (v) PIS and COFINS credits (R$ 18,806).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, operating costs and expenses this quarter amounted to R$ 1,192,966, an increase of 4.7% (R$ 53,574) compared with the same period of the prior year. This variation is mainly due to:

•         Personnel: increase of 3.0% (R$ 10,273), mainly due to the effects of the collective labor agreement;

•         Private pension entity: increase of 25.2% (R$ 5,673) due to the recognition of the impact of the actuarial report of 2019;

•       Materials: increase of 6.8% (R$ 4,235), mainly due to an increase maintenance of fleet, lines, networks (R$ 8,415), partially offset by the decrease in the maintenance of, machinery, equipment and other (R$ 5,367);

•         Third-party services: decrease of 8.8% (R$ 15,857) mainly due to insoursing of services (R$ 26,991), partially offset by substation maintenance (R$ 7,622) and services related to eletric energy billing (R$ 3,233);

•         Other Expenses: increase of 65.5% (R$ 69,368), mainly due to: (i) allowance for doubtful debts (R$ 42,195), (ii) legal, judicial and indemnities (R$ 19,754).

Financial Income (Expenses)

Net finance result this quarter presented expenses of R$ 220,040, compared with R$ 307,519 in the same period of 2018, a decrease of 28.4% (R$ 87,479). Such variation is basically due to:

•         Increase in finance income of 4.8% (R$ 9,444), mainly due to increase in: (i) adjustments of the sector financial asset (R$ 20,429); (ii) accruals and fines ((R$ 5,790), partially offset by decrease in: (i) financial investment earnings (R$ 17,816):

•         Decrease in finance costs of 15.5% (R$ 78,036), mainly due to: (i) the charges on debts, adjustments for inflation and exchange rate changes, net of capitalized interest (R$ 81,090).

Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures. In the first quarter of 2019, the result was na increase of 0.5%.

Social Contribution and Income Tax

Expenses on taxes on profit in the 1st quarter of 2019 were R$ 324,502, an increase of 30.3% (R$ 75,477) in relation to the one recorded in the same quarter of 2018, which reflects mainly the effects of variation in Profit Before Taxes

Profit for the Period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 547,816, 30.6% (R$ 128,413) higher than the one of the same period of 2018.

EBITDA (Earnings before the effects of depreciation, amortization, finance income and costs, and income tax and social contribution) for the 1st quarter of 2019 was R$ 1,496,943, 9.6% (R$ 130,666) higher than the one determined in the same period of 2018.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

COMMENT ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information - ITR as of March 31, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance is included in its Quarterly Information – ITR as of March 31, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance is included in its Quarterly Information – ITR as of March 31, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comment on its performance is included in its Quarterly Information – ITR as of March 31, 2019 filed with the Brazilian Securities and Exchange Commission (CVM).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Controlada: CPFL Comercialização Brasil S.A.

	Consolidated
	1st quarter
	2019	2018	%
OPERATING REVENUES	861,853	802,964	7.3%
Electricity sales to final consumers	497,545	456,254	9.1%
Electricity sales to wholesaler´s	364,306	346,708	5.1%
Other operating revenues	2	2	0.0%
Deductions from operating revenues	(102,743)	(96,183)	6.8%
NET OPERATING REVENUE	759,110	706,781	7.4%
COST OF ELECTRIC ENERGY SERVICES	(718,769)	(688,827)	4.3%
Electricity purchased for resale	(718,810)	(688,827)	4.4%
Electricity network usage charges	42	0	34386.5%
OPERATING COST/EXPENSE	(11,260)	(11,356)	-0.9%
Personnel	(7,321)	(7,839)	-6.6%
Materials	(38)	(25)	53.1%
Outside Services	(2,074)	(1,911)	8.5%
Depreciation and Amortization	(520)	(607)	-14.2%
Other	(1,305)	(974)	34.0%
INCOME FROM ELECTRIC ENERGY SERVICE	29,081	6,598	340.8%
FINANCIAL INCOME (EXPENSE)	(7,748)	(7,443)	4.1%
Income	6,532	10,686	-38.9%
Expense	(14,280)	(18,129)	-21.2%
Equity in subsidiaries	18,159	12,494	45.3%
INCOME BEFORE TAXES	39,494	11,649	239.0%
Social Contribution	(1,961)	26	-7600.6%
Income Tax	(5,510)	(183)	2914.3%
NET INCOME	32,022	11,492	178.6%

Net income attributable to the shareholders of the company	32,023	11,492	178.6%
Net income attributable to the non controlling interests	(0)	-	0.0%

EBITDA	48,395	19,990	142.1%

Net Income for the Period and Adjusted EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	32,022	11,492
Depreciation and Amortization	521	607
	633	291
Financial Income (Expense)	7,748	7,443
Social Contribution	1,961	(26)
Income Tax	5,510	183
Adjusted EBITDA	48,395	19,990

Gross Operating Revenue

The gross operating revenue for the 1st quarter of 2019 was R$ 861,853, an increase of R$ 58,889 (7.3 in relation to the same quarter of 2018, mainly due to (i) supply of electric energy, basically in the amount sold to comercial and industrial clients, (R$ 34,870) and (ii) supply of energy mainly due to the amount of energy sold comercializada (R$ 25,712).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Cost of Electric Energy

Cost of electric energy in the 1st quarter of 2019 was R$ 718,769, an increase of R$ 29,941 (4.3%) in relation to the same quarter of 2018, basically explained by bilateral contracts, an increase in the average volume purchased (61 GWh - R$ 28,404) and increase in the average price of 6%.

Financial Income (Expenses)

Net finance result this quarter presented expenses of R$ 7,748, an increase of R$ 305 compared to the same quarter of 2018, mainly due to na increase of monetary adjustments of accounts receivables with CCEE (R$ 5,558) partially offset by decreases in: (i) incomes on bank applications (R$ 1,537), (ii) monetary adjustments (R$ 1,737) e (iii) effect on mark to market (R$ 1,792).

The variation in share of profit (loss) of investes in the 1st quarter of 2019 (R$18,159) refers mainly to the effect of the share of profit (loss) of RGE Sul (R$ 18,791).

Profit for the Period and EBITDA

The result determined in the 1st quarter of 2019 was a profit of R$ 32,022, an increase of R$ 20,530 (178.6%) when compared with the same quarter of 2018.

EBITDA (Earnings before finance result, income tax and social contribution, depreciation and amortization) for the 1st quarter of 2019 was R$ 48,395, an increase of 142.1% when compared with the same quarter of 2018, which was R$ 19,990.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

SUMMARY

ASSET		27
LIABILITY		28
INCOME STATEMENT		29
STATEMENT OF COMPREHENSIVE INCOME		30
CHANGES IN SHAREHOLDERS EQUITY		31
STATEMENT OF CASH FLOW ASSET		33
STATEMENT OF VALUE ADDED		34
(1)	OPERATIONS	35
(2)	PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS	37
(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	40
(4)	FAIR VALUE MEASUREMENT	40
(5)	CASH AND CASH EQUIVALENTS	41
(6)	CONSUMERS, CONCESSIONAIRES AND LICENSEES	41
(7)	TAXES RECOVERABLE	43
(8)	SECTOR FINANCIAL ASSET AND LIABILITY	44
(9)	DEFERRED TAX ASSETS AND LIABILITIES	44
(10)	CONCESSION FINANCIAL ASSET	47
(11)	OTHER ASSETS	47
(12)	INVESTMENTS	48
(13)	PROPERTY, PLANT AND EQUIPMENT	53
(14)	INTANGIBLE ASSETS	54
(15)	CONTRACT ASSET	55
(16)	TRADE PAYABLES	55
(17)	BORROWINGS	55
(18)	DEBENTURES	59
(19)	PRIVATE PENSION PLAN	61
(20)	REGULATORY LIABILITIES	62
(21)	TAXES, FEES AND CONTRIBUTIONS	63
(22)	PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS	64
(23)	OTHER PAYABLES	65
(24)	EQUITY	66
(25)	EARNINGS PER SHARE	66
(26)	NET OPERATING REVENUE	67
(27)	COST OF ELECTRIC ENERGY	69
(28)	OPERATING COSTS AND EXPENSES	70
(29)	FINANCE INCOME (EXPENSES)	71
(30)	SEGMENT INFORMATION	71
(31)	RELATED PARTY TRANSACTIONS	72
(32)	RISK MANAGEMENT	73
(33)	FINANCIAL INSTRUMENTS	73
(34)	NON-CASH TRANSACTIONS	81
(35)	SIGNIFICANT FACT AND EVENTS AFTER THE REPORTING PERIOD	81

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

	Note	Parent company		Consolidated
ASSETS		March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018

Current assets
Cash and cash equivalents	5	163,408	79,364	3,440,809	1,891,457
Consumers, concessionaires and licensees	6	-	-	4,704,583	4,547,951
Dividends and interest on capital	12	674,936	701,731	100,182	100,182
Income tax and social contribution recoverable	7	1,873	9,441	165,905	123,739
Other taxes recoverable	7	3,356	8,646	255,204	287,517
Derivatives	33	-	-	260,847	309,484
Sector financial asset	8	-	-	1,402,757	1,330,981
Contract assets	15	-	-	23,685	-
Other assets	11	4,511	417	681,831	811,005
Total current assets		848,085	799,599	11,035,803	9,402,316

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	687,826	752,795
Intragroup loans	30	936	72,933	-	-
Escrow Deposits	21	738	703	859,842	854,374
Income tax and social contribution recoverable	7	-	-	68,382	67,966
Other taxes recoverable	7	-	-	355,228	185,725
Sector financial assets	8	-	-	27,093	223,880
Derivatives	33	-	-	349,932	347,507
Deferred tax assets	9	112,998	112,522	932,673	956,380
Concession financial asset	10	-	-	7,677,726	7,430,149
Investments at cost		-	-	116,654	116,654
Other assets	11	4,637	4,863	710,930	927,440
Investments	12	10,429,842	9,816,139	1,066,138	980,362
Property, plant and equipment	13	799	1,087	9,351,350	9,456,614
Contract asset	15	-	-	1,329,593	1,046,433
Intangible assets	14	109	110	9,376,904	9,462,935
Total noncurrent assets		10,550,059	10,008,356	32,910,270	32,809,214

Total assets		11,398,144	10,807,954	43,946,073	42,211,530

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at March 31, 2019 and December 31, 2018
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
		March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
LIABILITIES AND EQUITY
Current liabilities
Trade payables	16	1,786	2,854	3,159,696	2,398,085
Borrowings	17	-	-	2,764,095	2,446,113
Debentures	18	-	-	1,116,111	917,352
Private pension plan	19	-	-	109,611	86,623
Regulatory liabilities	20	-	-	125,274	150,656
Income tax and social contribution payable	21	418	8,261	117,436	100,450
Other taxes, fees and contributions	21	3,115	5,258	607,252	664,989
Dividends		491,580	491,602	532,790	532,608
Estimated payroll		-	-	129,141	119,252
Derivatives	33	-	-	4,863	8,139
Use of public asset		-	-	11,771	11,570
Other payables	23	19,619	23,405	1,048,916	979,296
Total current liabilities		516,518	531,380	9,726,955	8,415,132

Noncurrent liabilities
Trade payables	16	-	-	320,024	333,036
Borrowings	17	-	-	8,588,747	8,989,846
Debentures	18	-	-	8,007,720	8,023,493
Private pension plan	19	-	-	1,135,215	1,156,639
Other taxes, fees and contributions	21	-	-	7,053	9,691
Deferred tax liabilities	9	-	-	1,130,097	1,136,227
Provision for tax, civil and labor risks	22	285	241	979,335	979,360
Derivatives	33	-	-	20,135	23,659
Sector financial liability	8	-	-	218,038	46,703
Use of public asset		-	-	88,957	89,965
Other payables	23	13,215	13,584	623,054	475,396
Total noncurrent liabilities		13,500	13,825	21,118,375	21,264,015

Equity	24
Issued capital		5,741,284	5,741,284	5,741,284	5,741,284
Capital reserves		469,257	469,257	469,257	469,257
Legal reserve		900,992	900,992	900,992	900,992
Statutory reserve - working capital improvement		3,527,510	3,527,510	3,527,510	3,527,510
Accumulated comprehensive income		(380,790)	(376,294)	(380,790)	(376,294)
Retained earnings		609,873	-	609,873	-
		10,868,126	10,262,749	10,868,126	10,262,749
Equity attributable to noncontrolling interests		-	-	2,232,617	2,269,634
Total equity		10,868,126	10,262,749	13,100,743	12,532,383

Total liabilities and equity		11,398,144	10,807,954	43,946,073	42,211,530

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of income for the periods ended on March 31, 2019 and 2018
(in thousands of Brazilian Reais, except for Earnings per share)

	Note	Parent company		Consolidated
		1st quarter 2019	1st quarter 2018 (1)	1st quarter 2019	1st quarter 2018 (1)
Net operating revenue	26	-		7,127,446	6,374,654
Cost of services
Cost of electric energy	27	-	-	(4,483,763)	(4,013,721)
Cost of operation		-	-	(694,783)	(669,933)
Depreciation and amortization		-	-	(314,285)	(296,668)
Other cost of operation	28	-	-	(380,498)	(373,265)
Cost of services rendered to third parties	28	-	-	(415,895)	(371,361)

Gross profit		-	-	1,533,004	1,319,640
Operating expenses
Selling expenses		-	-	(181,182)	(128,640)
Depreciation and amortization		-	-	(1,280)	(1,070)
Allowance for doubtful accounts		-	-	(68,615)	(26,420)
Other selling expenses	28	-	-	(111,287)	(101,150)
General and administrative expenses		(10,845)	(9,246)	(215,638)	(203,875)
Depreciation and amortization		(54)	(48)	(16,766)	(20,938)
Other general and administrative expenses	28	(10,791)	(9,198)	(198,872)	(182,937)
Other operating expenses		-	-	(95,448)	(96,533)
Amortization of concession intangible asset		-	-	(72,109)	(71,508)
Other operating expenses	28	-	-	(23,339)	(25,025)

Income from electric energy services		(10,845)	(9,246)	1,040,736	890,592

Equity interests in subsidiaries, associates and joint ventures	12	611,777	450,986	85,775	85,356
Financial income (expenses)	29
Financial income		2,470	7,084	206,595	197,151
Financial expenses		(8)	(5,309)	(426,635)	(504,671)
		2,462	1,775	(220,040)	(307,519)
Profit before taxes		603,394	443,515	906,472	668,428
Social contribution	9	685	552	(90,050)	(66,869)
Income tax	9	(629)	(285)	(246,064)	(182,156)
		56	267	(336,114)	(249,024)

Profit for the period		603,450	443,783	570,358	419,404

Profit (loss) for the period attributable to owners of the Company				603,450	443,783
Profit (loss) for the period attributable to noncontrolling interests				(33,093)	(24,379)
Basic earnings per share attributable to owners of the Company (R$):	25			0.59	0.44
Diluted earnings per share attributable to owners of the Company (R$):	25			0.59	0.44

(1)     See note 2.8.

The accompanying notes are an integral part of these interim financial statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of comprehensive income for the periods ended March 31, 2019 and 2018
(In thousands of Brazilian reais - R$)

	Parent company
	1st quarter 2019	1st quarter 2018
Profit for the period	603,450	443,783

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	(1,833)	(1,803)
Items that will be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	3,759	-

Total comprehensive income for the period - individual	605,377	441,979

	Consolidated
	1st quarter 2019	1st quarter 2018
Profit for the period	570,358	419,404

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	(1,833)	(1,803)
Items that will be reclassified subsequently to profit or loss
- Credit risk in fair value measurement of financial liabilities	3,759	-

Total comprehensive income for the period	572,284	417,601
Attributable to owners of the Company	605,377	441,979
Attributable to noncontrolling interests	(33,093)	(24,379)

The accompanying notes are an integral part of these interim financial statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of changes in shareholders' equity for the periods ended March 31, 2019 and 2018
(In thousands of Brazilian reais - R$)

			Earning reserves		Accumulated comprehensive income				Noncontrolling interests
	Issued capital	Capital reserve	Legal reserve	Working capital improvement	Deemed cost	Private pension plan / Credit risk in fair value measurement of financial liabilities	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2018	5,741,284	469,257	900,992	3,527,510	380,721	(757,016)	-	10,262,749	10,055	2,259,578	12,532,383

Total comprehensive income	-	-	-	-	-	1,926	603,451	605,377	-	(33,093)	572,284
Profit for the period	-	-	-	-	-	-	603,451	603,451	-	(33,093)	570,358
Other comprehensive income - credit risk in fair value measurement of financial liabilities	-	-	-	-	-	3,759	-	3,759	-	-	3,759
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	(1,833)	-	(1,833)	-	-	(1,833)

Internal changes in equity	-	-	-	-	(6,422)	-	6,422	-	(444)	426	(18)
Realization of deemed cost of property, plant and equipment	-	-	-	-	(9,730)	-	9,730	-	(673)	673	-
Tax effect on realization of deemed cost	-	-	-	-	3,308	-	(3,308)	-	229	(229)	-
Other changes	-	-	-	-	-	-	-	-	-	(18)	(18)

Capital transactions with owners	-	-	-	-	-	-	-	-	-	(3,907)	(3,907)
Capital increase (reduction)	-	-	-	-	-	-	-	-	-	43	43
Unclaimed dividend	-	-	-	-	-	-	-	-	-	-	-
Dividend proposal approved	-	-	-	-	-	-	-	-	-	(3,950)	(3,950)
Other changes	-	-	-	-	-	-	-	-	-	-	-

Balance at March 31, 2019	5,741,284	469,257	900,992	3,527,510	374,299	(755,090)	609,873	10,868,126	9,611	2,223,004	13,100,742

The accompanying notes are an integral part of these interim financial statements

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of changes in shareholders' equity for the periods ended Mach 31, 2018 and 2017
(In thousands of Brazilian reais - R$)
			Earning reserves				Accumulated comprehensive income			Noncontrolling interests
				Statutory reserves
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Deemed cost	Private pension plan / Credit risk in fair value measurement of financial liabilities	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2017	5,741,284	468,014	798,090	826,600	1,292,046	405,840	(570,346)	-	8,961,528	11,833	2,212,983	11,186,344

Total comprehensive income	-	-	-	-	-	-	(18,051)	395,322	377,272	-	(24,379)	352,893
Profit for the period	-	-	-	-	-	-	-	443,783	443,783	-	(24,379)	419,404
Other comprehensive income - credit risk in fair value measurement of financial liabilities	-	-	-	-	-	-	(16,247)	-	(16,247)	-	-	(16,247)
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	(1,803)	-	(1,803)	-	-	(1,803)
Effects of first adoption of IFRS 9 / CPC 48	-	-	-	-	-	-	-	(48,461)	(48,461)	-	-	(48,461)

Internal changes in equity	-	5	-	41,312	-	(6,468)	-	(34,844)	5	(444)	426	(13)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	(9,799)	-	9,799	-	(673)	673	-
Tax effect on realization of deemed cost	-	-	-	-	-	3,332	-	(3,332)	-	229	(229)	-
Recognition of legal reserve	-	-	-	-	-	-	-	-	-	-	-	-
Changes in statutory reserve in the period	-	-	-	41,312	-	-	-	(41,312)	-	-	-	-
Other changes in noncontrolling interests	-	5	-	-	-	-	-	-	5	-	(18)	(13)

Balance at March 31, 2018	5,741,284	468,018	798,090	867,912	1,292,046	399,371	(588,395)	360,478	9,338,803	11,388	2,189,030	11,539,223

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

CPFL Energia S/A
Statements of cash flow for the periods ended March 31, 2019 and 2018
(in thousand of Brazilian Reais - R$)

	Parent company		Consolidated
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018

Profit before taxes	603,394	443,515	906,472	668,428
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	54	48	404,440	390,185
Provision for tax, civil and labor risks	52	(36)	27,758	25,507
Allowance for doubtful accounts	-	-	68,615	26,420
Interest on debts, inflation adjustment and exchange rate changes	(32)	2,981	256,867	359,359
Pension plan expense (income)	-	-	28,150	22,477
Equity interests in associates and joint ventures	(611,777)	(450,986)	(85,775)	(85,356)
Impairment	-	-	-	(5,837)
Loss (gain) on disposal of noncurrent assets	-	-	21,165	30,898
Deferred taxes (PIS and COFINS)	-	-	(127)	(155)
Others	-	-	-	(11,085)
	(8,309)	(4,478)	1,627,565	1,420,841
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(160,055)	(62,912)
Dividend and interest on capital received	26,795	65,383	-	21,503
Taxes recoverable	12,816	(20)	(155,026)	(12,528)
Escrow deposits	(33)	(65)	3,426	(5,431)
Sector financial asset	-	-	194,604	(21,033)
Receivables - CDE	-	-	4,318	37,218
Concession financial assets (transmission companies)	-	-	-	-
Other operating assets	(3,635)	174	(36,312)	(142,493)

Increase (decrease) in operating liabilities
Trade payables	(1,068)	(206)	748,599	(768,048)
Other taxes and social contributions	(2,094)	1,220	(69,306)	(14,018)
Other liabilities with private pension plan	-	-	(28,419)	(27,196)
Regulatory liabilities	-	-	(25,382)	(436,406)
Tax, civil and labor risks paid	(11)	(27)	(41,595)	(30,811)
Sector financial liability	-	-	129,276	(55,161)
Payables - CDE	-	-	6,169	(1,356)
Other operating liabilities	(4,155)	(2,199)	304,644	214,578
Cash flows provided (used) by operations	20,306	59,782	2,502,505	116,747
Interest paid on debts and debentures	-	(4,235)	(286,886)	(327,727)
Income tax and social contribution paid	(8,263)	-	(317,300)	(252,090)
Cash flows provided (used) by operations activities	12,043	55,547	1,898,319	(463,070)

Investing activities
Purchases of property, plant and equipment	-	(198)	(36,839)	(56,084)
Purchases of contract asset	-	-	(403,573)	(366,303)
Purchases and construction of intangible assets	-	(23)	(5,154)	(3,527)
Securities, pledges and restricted deposits - investment	-	-	(46,177)	(88,367)
Securities, pledges and restricted deposits - redemption	-	-	68,277	68,548
Advances for future capital increases	-	(40)	-	-
Intragroup loans to subsidiaries	(310)	(7,592)	-	-
Receiving of intragroup loans from subsidiaries	72,332	135,217	-	-

Net cash generated by (used) In investing activities	72,022	127,364	(423,466)	(445,733)

Financing activities
Borrowings and debentures raised	-	-	799,731	2,947,881
Repayment of principal of borrowings and debentures	-	(186,000)	(857,840)	(2,443,707)
Repayment of derivatives	-	-	136,375	187,568
Dividend and interest on capital paid	(22)	(5)	(3,767)	(3,603)
Net cash generated by (used in) financing activities	(22)	(186,005)	74,499	688,139
Net increase (decrease) in cash and cash equivalents	84,044	(3,094)	1,549,353	(220,664)
Cash and cash equivalents at the beginning of the period	79,364	6,581	1,891,457	3,249,642
Cash and cash equivalents at the end of the period	163,408	3,487	3,440,809	3,028,978

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of value added for the periods ended March 31, 2019 and 2018
(in thousand of Brazilian Reais - R$)

	Parent company		Consolidated
	1st quarter 2019	1st quarter 2018	1st quarter 2019	1st quarter 2018
1. Revenues	-	221	10,785,204	9,673,757
1.1 Operating revenues	-	-	10,372,542	9,266,935
1.6 Revenues related to the construction of own assets	-	221	66,064	62,681
1.5 Revenue from infrastructure construction	-	-	415,213	370,562
1.4 Allowance for doubtful accounts	-	-	(68,615)	(26,420)

2. (-) Inputs	(3,325)	(2,837)	(5,778,639)	(5,189,577)
2.1 Electricity Purchased for Resale	-	-	(4,961,254)	(4,442,138)
2.7 Material	(77)	(225)	(323,163)	(295,106)
2.6 Outsourced Services	(2,358)	(1,896)	(351,081)	(335,807)
2.5 Other	(890)	(715)	(143,141)	(116,525)

3. Gross added value (1 + 2)	(3,325)	(2,616)	5,006,565	4,484,181

4. Retentions	(54)	(48)	(406,183)	(391,226)
4.1 Depreciation and amortization	(54)	(48)	(334,074)	(319,718)
4.7 Amortization of intangible assets	-	-	(72,109)	(71,508)

5. Net added value generated (3 + 4)	(3,379)	(2,664)	4,600,382	4,092,954

6. Added value received in transfer	614,368	458,417	302,748	294,209
6.1 Financial Income	2,591	7,430	216,972	208,853
6.6 Equity in Subsidiaries	611,777	450,986	85,775	85,356

7. Added value to be distributed (5 + 6)	610,989	455,753	4,903,131	4,387,164

8. Distribution of added value
8.1 Personnel and Charges	6,335	5,543	350,924	336,795
8.1.1 Direct Remuneration	2,267	2,524	198,675	197,685
8.1.7 Benefits	3,605	2,587	135,768	122,391
8.1.6 Government severance indemnity fund for employees - F.G.T.S.	464	432	16,481	16,719
8.2 Taxes, Fees and Contributions	1,168	1,120	3,530,642	3,105,820
8.2.1 Federal	1,160	1,104	1,755,649	1,674,230
8.2.7 Estate	8	16	1,767,958	1,425,792
8.2.6 Municipal	-	-	7,034	5,798
8.3 Interest and Rentals	35	5,307	451,208	525,145
8.3.1 Interest	6	5,306	431,422	507,082
8.3.6 Rental	29	1	19,787	18,062
8.3.5 Other	-	-	-	-
8.4 Interest on capital	603,450	443,783	570,358	419,404
8.4.2 Retained Earnings	603,450	443,783	570,358	419,404
	610,989	455,753	4,903,131	4,387,164

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2019

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 – Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,516	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,760	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (f)	Publicly-held corporation	Direct and Indirect 100%	Interior of Rio Grande do Sul	381	2,888	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	458	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources) and Energy transmission	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo e Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina e Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina e Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.56%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo e Minas Gerais	6 SHPs	4	4

CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Maracanaú S.A. (“CPFL Maracanaú”) (e)	Privately-held corporation	Indirect 100%	Ceará	n/a	n/a	n/a
CPFL Transmissão Sul I S.A. (“CPFL Sul I”) (e)	Privately-held corporation	Indirect 100%	Santa Catarina	n/a	n/a	n/a
CPFL Transmissão Sul II S.A. (“CPFL Sul II”) (e)	Privately-held corporation	Indirect 100%	Rio Grande do Sul	n/a	n/a	n/a

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas.

b)    Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At March 31, 2019, CPFL Renováveis had a portfolio of 110 projects of de 2,480.1 MW of installed capacity (2,132.7  MW in operation):

•         Hydropower generation: 44 SHP’s (514.9 MW) with 40 SHPs in operation (453.1 MW) and 4 SHPs under construction/development (61.8 MW);

•         Wind power generation: 57 projects (1,594.1  MW) with 45 projects in operation (1,308.5 MW) and 12 projects under construction/development (285.6 MW);

•         Biomass power generation: 8 plants in operation (370  MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

e)     In August 2018 it was established CPFL Transmissão Maracanaú S.A. (at Ceará state) and in March 2019 it was established CPFL Transmissão Sul I (at Santa Catarina state) e a CPFL Transmissão Sul II (at Rio Grande do Sul state). The purpose of these subsidiaries is the exploring concessions for electric power transmission, including the construction, operation and maintenance of basic grid transmission facilities.

f)     As described in note 12.6.1 of financial statements of December 31, 2018 the merger of RGE with RGE Sul was approved by ANEEL. Since January 1, 2019, the operations of these subsidiaries have been carried out only by RGE Sul, which adopted the trade name “RGE”.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

This interim individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

The Company and the subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

The accounting practices and criteria adopted in preparing these individual and consolidated interim financial statements are consistent with those adopted in preparing the financial statements at December 31, 2018, except for IFRS 16 and IFRIC 23 that, as described in note 3.18 of those financial statements, had no material impact, and therefore should be read together.

Management states that all material information of the interim financial statements is disclosed and corresponds to what is used in the Group's management.

The interim financial statements were authorized for issue by Management and on May 6, 2019.

2.2 Basis of measurement

The interim financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value and ii) non derivative financial instruments measured at fair value through profit or loss. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 33 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

•         Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding to the expected credit loss - ECL);

•         Note 8 – Sector financial asset and liability (Regulatory discretion and judgement over certain items);

•         Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);

•         Note 10 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs, see note 33);

•         Note 11 – Other assets (allowance for doubtful accounts: key assumptions regarding to the expected credit loss - ECL);

•         Note 13 – Property, plant and equipment (definition of useful lives and key assumptions regarding recoverable amounts);

•         Note 14 – Intangible assets (key assumptions regarding recoverable amounts);

•         Note 19 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);

•         Note 22 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources); and

•         Note 26 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated interim financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation and transmission from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the non-controlling interest in the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., that is the best estimate of their fair value, all other entities are fully consolidated.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

At March 31, 2019 and December 31, 2018 and for the quarters ended March 31, 2019 and 2018 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

2.8 New presentation of financial statements of 2018 – breakdown of lines

Starting in 2019, focusing on improving the presentation of the financial statements for the monitoring of results by Group Management, through a better analysis of costs and expenses accounts, the Company split the depreciation, amortization and allowance for doubtful accounts lines in the income statement.

For comparability purposes, these changes were applied retrospectively according to CPC 23/IAS 8, and therefore, the interim financial statements regarding 2018 are being restated with the same breakdown. There are no changes in costs and expenses assumptions.

The following table summarizes the impacts on interim financial statements:

	Parent company			Consolidated
	1st quarter 2018			1st quarter 2018
	Originally disclosed	Breakdown of lines	New presentation	Originally disclosed	Breakdown of lines	New presentation
NET OPERATING REVENUE	-	-	-	6,374,654	-	6,374,654
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	-	-	-	(4,013,721)	-	(4,013,721)

Cost of operation	-	-	-	(669,933)	-	(669,933)
Depreciation and amortization	-	-	-	-	(296,668)	(296,668)
Other cost of operation	-	-	-	-	(373,265)	(373,265)

Cost of services rendered to third parties	-	-	-	(371,361)	-	(371,361)

Gross profit	-	-	-	1,319,640	-	1,319,640
OPERATING EXPENSES

Selling expenses	-	-	-	(128,640)	-	(128,640)
Depreciation and amortization	-	-	-	-	(1,070)	(1,070)
Allowance for doubtful accounts	-	-	-	-	(26,420)	(26,420)
Othet selling expenses	-	-	-	-	(101,150)	(101,150)

General and administrative expenses	(9,246)	-	(9,246)	(203,875)	-	(203,875)
Depreciation and amortization	-	(48)	(48)	-	(20,938)	(20,938)
Other general and administrative expenses	-	(9,198)	(9,198)	-	(182,937)	(182,937)

Other operating expenses	-	-	-	(96,533)	-	(96,533)
Amortization of concession intangible asset	-	-	-	-	(71,508)	(71,508)
Other operating expenses	-	-	-	-	(25,025)	(25,025)

Income from electric energy services	(9,246)	-	(9,245)	890,592	-	890,592

Equity interests in subsidiaries, associates and joint ventures	450,986	-	450,986	85,356	-	85,356
Financial income (expenses)
Financial income	7,084	-	7,084	197,151	-	197,151
Financial expenses	(5,309)	-	(5,309)	(504,671)	-	(504,671)
	1,775	-	1,775	(307,519)	-	(307,519)
Profit before taxes	443,515	-	443,515	668,428	-	668,428
Social contribution	552	-	552	(66,869)	-	(66,869)
Income tax	(285)	-	(285)	(182,156)	-	(182,156)
	267	-	267	(249,024)	-	(249,024)

Profit for the period	443,783	-	443,783	419,404	-	419,404

Profit (loss) for the period attributable to owners of the Company				443,783	-	443,783
Profit (loss) for the period attributable to noncontrolling interests				(24,379)	-	(24,379)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the changes noted bellow these interim financial information of the Group was prepared based on the same accounting policies described in notes 3.1 to 3.18 disclosed in the financial statements for the year ended December 31, 2018. Effects of the changes in accounting policies on the group's consolidated financial statements for the year ended December 31, 2019 are also expected.

Nature and effect of the changes arising from the application of the new and revised standards

The Group initially adopted CPC 06(R2) / IFRS 16 Leases and ICPC 22 / IFRIC 23 Uncertainty over Income Tax Treatments as of January 1, 2019. A series of other new standards are effective as of January 1, 2019, without material effect on the Group’s interim accounting information.

With respect to ICPC 22 / IFRIC 23, the Group applied the interpretation and informs that there was no material impact on its adoption.

The CPC 06 (R2) / IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases, from the lessees and lessors’ perspectives. Among the changes arising from IFRS 16, this standard eliminated the classification of leases as either operating leases or finance, providing for a single lessee accounting model in which all leases result in the recognition of a right-of-use asset and a lease liability.

Following the adoption of CPC 06 (R2) / IFRS 16, lease payments under operating leases are not charged to operating results on accrual basis. Instead, depreciation of the right to use a leased asset, as well as the finance expenses and foreign exchange gains or losses over the lease liability, affect the results. As regards the lessors, it virtually retains the requirements of IAS 17, including only some additional disclosure aspects.The Company applied short-term lease exemption and recognizes payments associated with such leases as expenses over the arrangements terms.

According to the transition provisions set forth in CPC 06 (R2) / IFRS 16, the Company applied this standard retrospectively with the cumulative effect of its initial application recognized at January 1. 2019, without restatement of prior period information, and the following practical expedients were chosen: short-term leases (contracts with maximum duration of 12 months) and low-value items (fair value of the identified leased asset lower than US$ 5 thousand). The lessor accounting remained similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases.

The standard defines that a contract is or contains a lease if it conveys the right to control the use of the identified assets for a period of time for a consideration. As a result of the initial application of IFRS 16, in regard to leases that were previously classified as operating leases, the Group assessed the standard and concluded that there was no material impact on its adoption.

(4) FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

The Group measures fair value as the price that would be received for the sale of the asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

- Property, plant and equipment, intangible assets and contract asset

The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future cash flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33) and also includes the debtor's credit risk rate.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

The right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period are classified as measured at fair value through profit or loss. The methodology adopted for valuing these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is also used for establishing the distribution tariff, which is adjusted annually up to the next tariff review, based on main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimates for adjusting the original value until the next tariff review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Bank balances	968	2,824	220,497	422,968
Short-term financial investments	162,440	76,540	3,220,312	1,468,489
Overnight investment (a)	-	-	5	66
Private credit notes (b)	162,440	76,540	2,499,779	639,601
Investment funds (c)	-	-	720,528	828,822
Total	163,408	79,364	3,440,809	1,891,457

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in: (i) Bank Certificates of Deposit (CDB) (R$ 1,394,006 in March 31, 2019 and R$ 462,551 in December 31, 2018),  (ii) secured debentures (R$ 722,285 in March 31, 2019  and R$ 177,050 in December 31, 2018) and (iii) leasing notes (R$ 383,488), with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 94.4% of the CDI.

c)   Investments funds, with high liquidity and interest equivalent, on average, to 98.84% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at March 31, 2019 and December 31, 2018:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

	Consolidated
	Amounts	Past due		Total
	not overdue	up to 90 days	> 90 days	March 31, 2019	December 31, 2018
Current
Consumer classes
Residential	837,219	631,163	79,161	1,547,543	1,459,186
Industrial	294,712	83,260	75,063	453,036	480,184
Commercial	324,335	105,454	35,066	464,855	466,483
Rural	92,430	32,346	8,979	133,756	123,392
Public administration	80,448	17,632	2,083	100,163	99,051
Public lighting	59,251	6,069	7,037	72,358	77,868
Public utilities	92,179	6,586	6,121	104,886	121,840
Billed	1,780,574	882,510	213,510	2,876,597	2,828,004
Unbilled	1,180,501	-	-	1,180,501	1,158,106
Financing of consumers' debts	178,096	34,333	28,434	240,863	224,903
CCEE transactions	189,091	4,472	24,917	218,480	175,176
Concessionaires and licensees	466,603	3,275	6,159	476,037	428,361
Others	40,816	-	-	40,816	34,002
	3,835,681	924,590	273,020	5,033,294	4,848,552
Allowance for doubtful accounts				(328,711)	(300,601)
Total				4,704,583	4,547,951

Noncurrent
Financing of consumers' debts	181,661	-	-	181,661	196,635
Free energy	6,457	-	-	6,457	6,360
CCEE transactions	219,357	280,351	-	499,708	549,800
	407,475	280,351	-	687,826	752,795
Total				687,826	752,795

Allowance for doubtful accounts

The allowance for doubtful debts is set up based on the expected credit loss (ECL), adopting the simplified method of recognizing, based on the history and future probability of default.

Movements in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other assets (note 11)	Total
At December 31, 2018	(300,601)	(28,698)	(329,299)
Allowance - reversal (recognition), net	(108,683)	(237)	(108,920)
Recovery of revenue	40,291	15	40,306
Write-off of accrued receivables	40,283	(15)	40,268
At March 31, 2019	(328,711)	(28,935)	(357,646)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(7) TAXES RECOVERABLE

	Parent company		Consolidated
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Current
Prepayments of social contribution – CSLL	-	-	6,251	12,373
Prepayments of income tax - IRPJ	-	49	18,158	36,972
Income tax and social contribution recoverable	1,873	9,392	141,495	74,395
Income tax and social contribution recoverable	1,873	9,441	165,905	123,739

Withholding income tax - IRRF on interest on capital	2,293	7,909	2,293	8,163
Withholding income tax - IRRF	668	346	61,845	92,210
State VAT - ICMS to be offset	-	-	130,457	125,669
Social Integration Program - PIS	66	65	9,834	9,970
Contribution for Social Security Funding - COFINS	330	326	45,704	46,741
Others	-	-	5,071	4,764
Others taxes recoverable	3,356	8,646	255,204	287,517

Total current	5,229	18,087	421,109	411,256

Noncurrent
Social contribution to be offset - CSLL	-	-	62,860	62,458
Income tax to be offset - IRPJ	-	-	5,521	5,508
Income tax and social contribution recoverable	-	-	68,382	67,966

State VAT - ICMS to be offset	-	-	177,184	174,596
Social Integration Program - PIS	-	-	30,834	1,060
Contribution for Social Security Funding - COFINS	-	-	142,025	4,885
Others	-	-	5,185	5,185
Others taxes recoverable	-	-	355,228	185,725

Total noncurrent	-	-	423,610	253,691

Exclusion of ICMS from the PIS and COFINS tax base

A number of subsidiaries of the Group are parties to several pending legal proceedings involving the Brazilian federal government that address the exclusion of ICMS amounts from the PIS and COFINS tax base, as well as the Group subsidiaries’ rights to receive refunds of other amounts previously paid. In the quarter ended March 31, 2019, CPFL Santa Cruz (related to the original lawsuit presented by four merged companies - CPFL Leste Paulista, CPFL Sul Paulista. CPFL Jaguari and CPFL Mococa) received a favorable final judicial decision on these matters, which is not subject to further appeal . As a result, CPFL Santa Cruz recognized a tax credit of R$ 166,870 using the calculation method in accordance with the “Federal Revenue Orientation 13/2018”. Based on advice of external legal counsel, the Group understands that amounts received by its distribution subsidiaries as tax credits will need to be refunded to consumers as soon the Brazilian Federal Revenue approves such tax credits as compensation payable to affected consumers. The Group is still discussing with its external legal advisors the relevant time period applicable to calculating the refunds of tax credits to consumers, which may be for a period of three, five or ten years . On March, 31 2019, CPFL Santa Cruz recognized a liability related to tax credits that need to be refunded to the relevant consumers for the maximum period of 10 years.

As a result, for the quarter ended March 31, 2019, CPFL Santa Cruz recognized a debit of R$ 166,870 as “Taxes Recoverable”, against R$ 132,374 of credit in “Other Payable – Consumers” and a credit of R$ 34,495 as “Deduction from operating revenues – PIS and COFINS”. No other amounts have been recognized as the other Group subsidiaries await final decisions in their respective legal proceedings.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(8) SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

	Consolidated
	At December 31, 2018			Operating revenue (note 26)		Finance income or expense (note 29)	At March 31, 2019
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Deferred	Approved	Total
Parcel "A"	1,306,751	592,281	1,899,031	(73,597)	(294,002)	30,816	1,163,375	398,875	1,562,250
CVA (*)
CDE (**)	208,156	(7,275)	200,881	10,140	24,927	4,433	208,393	31,988	240,381
Electric energy cost	586,027	634,599	1,220,626	117,988	(401,616)	19,403	694,953	261,450	956,402
ESS and EER (***)	(562,800)	(450,230)	(1,013,030)	(197,477)	277,958	(14,759)	(736,335)	(210,974)	(947,309)
Proinfa	246	3,129	3,375	23,134	(3,081)	313	22,779	962	23,740
Basic network charges	36,256	23,526	59,782	(4,077)	(4,712)	614	18,004	33,603	51,607
Pass-through from Itaipu	1,141,254	465,184	1,606,438	156,538	(268,730)	23,923	1,243,230	274,939	1,518,170
Transmission from Itaipu	31,784	12,439	44,222	9,337	(4,583)	596	39,558	10,014	49,572
Neutrality of sector charges	(40,763)	(8,370)	(49,133)	(76,215)	(1,380)	(2,267)	(128,915)	(80)	(128,994)
Overcontracting	(93,409)	(80,721)	(174,130)	(112,965)	87,215	(1,439)	(198,292)	(3,027)	(201,319)
Other financial components	(275,550)	(115,325)	(390,875)	(13,213)	56,932	(3,282)	(290,098)	(60,340)	(350,438)

Total	1,031,201	476,956	1,508,156	(86,810)	(237,070)	27,534	873,277	338,535	1,211,812

Current assets			1,330,981						1,402,757
Noncurrent assets			223,880						27,093
Noncurrent liabilities			(46,703)						(218,038)

(*)         Deferred tariff costs and gains variations from Parcel “A” items

(**)       Energy Development Account – CDE

(***)      System Service Charge (ESS) and Reserve Energy Charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 8 to the financial statements at December 31, 2018.

(9) DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax assets and liabilities

	Parent company		Consolidated
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Social contribution credit/(debit)
Tax losses carryforwards	30,445	29,750	132,596	137,577
Tax benefit of merged intangible	-	-	95,344	97,288
Temporarily nondeductible/taxable differences	(364)	(355)	(289,175)	(292,257)
Subtotal	30,080	29,395	(61,235)	(57,392)

Income tax credit / (debit)
Tax losses carryforwards	83,930	84,113	366,554	382,359
Tax benefit of merged intangible	-	-	308,580	315,189
Temporarily nondeductible/taxable differences	(1,012)	(986)	(801,366)	(809,917)
Subtotal	82,918	83,127	(126,231)	(112,369)

PIS and COFINS credit/(debit)
Temporarily nondeductible/taxable differences	-	-	(9,959)	(10,086)

Total	112,998	112,522	(197,424)	(179,847)

Total tax credit	112,998	112,522	932,673	956,380
Total tax debit	-	-	(1,130,097)	(1,136,227)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

The expected recovery of the deferred tax assets arising from nondeductible temporary differences, tax benefit of merged intangible and income tax and social contribution losses, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council.

9.2    Tax benefit of merged intangible asset

Refers to the tax benefit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated financial statements and Application of the Equity Method. The benefit is being realized in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	March 31, 2019		December 31, 2018
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	40,089	111,359	41,246	114,572
CPFL Piratininga	9,921	34,049	10,180	34,938
RGE	45,333	151,433	45,863	153,618
CPFL Geração	-	11,738	-	12,061
Total	95,344	308,580	97,288	315,189

9.3    Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	March 31, 2019			December 31, 2018
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible/taxable differences
Provision for tax, civil and labor risks	57,410	159,473	-	57,635	160,096	-
Private pension fund	3,191	8,864	-	2,913	8,093	-
Allowance for doubtful accounts	32,864	91,288	-	30,316	84,211	-
Free energy supply	9,285	25,791	-	9,166	25,462	-
Research and development and energy efficiency programs	28,199	78,329	-	27,506	76,405	-
Personnel-related provisions	6,761	18,780	-	5,208	14,467	-
Depreciation rate difference	4,599	12,775	-	4,764	13,235	-
Derivatives	(53,942)	(149,839)	-	(58,698)	(163,051)	-
Recognition of concession - adjustment of intangible asset	(6,198)	(17,216)	-	(6,399)	(17,775)	-
Recognition of concession - adjustment of financial asset	(152,146)	(422,629)	-	(146,342)	(406,506)	-
Actuarial losses	26,122	72,559	-	26,001	72,223	-
Financial instruments	(5,323)	(14,785)	-	(5,111)	(14,194)	-
Others	(26,586)	(71,950)	(9,959)	(21,053)	(56,573)	(10,086)

Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost	(47,995)	(133,319)	-	(48,806)	(135,572)	-
Actuarial losses	58,071	161,307	-	58,071	161,307	-
Temporarily nondeductible differences - business combination
Deferred taxes - asset:
Provision for tax, civil and labor risks	11,568	32,133	-	11,620	32,277	-
Fair value of property, plant and equipment (negative value added of assets)	19,817	55,047	-	19,817	55,047	-
Deferred taxes - liability:
Value added derived from determination of demed cost	(28,231)	(78,421)	-	(24,690)	(68,584)	-
Intangible asset - exploration right/authorization	(220,348)	(612,079)	-	(227,199)	(631,106)	-
Other temporary differences	(6,293)	(17,474)	-	(6,976)	(19,379)	-
Total	(289,175)	(801,366)	(9,959)	(292,257)	(809,917)	(10,086)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters ended by March 31, 2019 and March 31, 2018:

	Parent company
	1st quarter 2019		1st quarter 2018
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	603,394	603,394	443,515	443,515
Reconciliation to reflect effective rate:
Equity in subsidiaries and joint ventures	(611,777)	(611,777)	(450,986)	(450,986)
Amortization of intangible asset acquired	(3,382)	-	(3,382)	-
Other permanent additions (exclusions), net	4,154	10,898	4,722	8,608
Tax base	(7,611)	2,515	(6,131)	1,137
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	685	(629)	552	(285)
Recorded (unrecognized) tax credit,net	-	-	-	-
Total	685	(629)	552	(285)

Current	(1)	(420)	(1)	(4)
Deferred	686	(209)	553	(280)

	Consolidated
	1st quarter 2019		1st quarter 2018
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	906,472	906,472	668,428	668,428
Reconciliation to reflect effective rate:
Equity in subsidiaries and joint ventures	(85,775)	(85,775)	(85,356)	(85,356)
Amortization of intangible asset acquired	12,162	15,689	12,162	15,689
Effect of presumed profit system	(45,296)	(52,646)	(41,404)	(47,483)
Adjustment of revenue from excess demand and excess reactive power	45,387	45,387	38,520	38,520
Other permanent additions (exclusions), net	17,549	12,512	23,052	22,021
Tax base	850,499	841,639	615,402	611,819
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(76,545)	(210,410)	(55,386)	(152,955)
Recorded (unrecognized) tax credit,net	(13,506)	(35,654)	(11,481)	(29,201)
Total	(90,050)	(246,064)	(66,867)	(182,156)

Current	(86,720)	(233,626)	(73,091)	(192,367)
Deferred	(3,330)	(12,439)	6,223	10,211

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(10) CONCESSION FINANCIAL ASSET

Consolidated
At of December 31, 2018	7,430,149
Additions	186,629
Fair value measurement adjustment	67,264
Disposals	(6,316)

At of March 31, 2019	7,677,726

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors to receive cash by compensation upon the return of the assets to the granting authority at the end of the concession, measured at fair value.

According to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance at fair value (new replacement value) is recognized as a balancing item to the operating income account (note 26) in the statement of profit or loss for the period (R$ 67,264 for the quarter ended March 31, 2019 and R$ 66,637 for the quarter ended March 31, 2018).

(11) OTHER ASSETS

	Consolidated
	Current		Noncurrent
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Advances - Fundação CESP	5,821	3,929	6,797	6,797
Advances to suppliers	14,526	4,031	-	-
Pledges, funds and restricted deposits	51,226	77,442	532,760	524,461
Orders in progress	127,515	142,708	7,574	6,844
Services rendered to third parties	19,952	9,281	-	-
Energy pre-purchase agreements	-	-	25,877	25,390
Prepaid expenses	82,548	172,155	6,281	6,367
GSF renegotiation	13,346	13,701	2,888	5,782
Receivables - CDE	179,392	183,710	-	-
Advances to employees	41,791	22,287	-	-
Contract asset of transmission	-	23,535	-	226,117
Others	174,648	186,923	128,752	125,681
(-) Allowance for doubtful accounts (note 6)	(28,935)	(28,698)	-	-
Total	681,831	811,005	710,930	927,440

Receivables – CDE: refer to: (i) low-income subsidies amounting to  R$ 11,844 (R$ 12,536 at December 31, 2018), (ii) other tariff discounts granted to consumers amounting to R$ 167,445 (R$ 170,858 at December 31, 2018), and (iii) tariff discounts – court injunctions amounting to R$ 103 (R$ 317 at December 31, 2018)

At March 31, 2019, the subsidiaries offset the receivables relating to the CDE account against the payables relating to the Energy Development Account (CDE) (note 20) amounting to R$ 497 authorized by Order No. 1,576/2016.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(12) INVESTMENTS

	Parent company		Consolidated
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Investment in equity interest
By equity method of the subsidiaries and joint ventures	9,719,492	9,088,049	1,056,222	970,302
Advances for future capital increases	82,395	82,395	-	-
Subtotal	9,801,887	9,170,444	1,056,222	970,302
Asset surplus, net	621,900	639,640	9,916	10,060
Goodwill	6,054	6,054	-	-
Total	10,429,842	9,816,139	1,066,138	980,362

12.1 Equity interests – equity method

The main information on investments in direct equity interests is as follows:

		March 31, 2019				March 31, 2019	December 31, 2018	1st quarter 2019	1st quarter 2018
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the period	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	10,005,762	1,273,423	2,098,807	187,465	2,098,807	1,910,866	187,465	141,046
CPFL Piratininga	53,096,770	4,063,249	240,144	585,350	67,491	585,350	516,235	67,491	56,108
CPFL Jaguari	359,058	1,414,518	170,413	433,843	41,823	433,843	392,040	41,823	20,249
RGE (**)	-	-	-	-	-	-	-	-	48,671
RGE Sul (RGE) (**)	1,125	9,779,196	2,788,107	3,863,402	170,998	3,438,853	3,286,587	152,206	42,630
CPFL Geração	205,492,020	5,981,259	1,043,922	2,747,180	121,904	2,747,180	2,625,465	121,904	131,120
CPFL Jaguari Geração (*)	40,108	64,496	40,108	60,966	2,310	60,966	58,656	2,310	1,734
CPFL Brasil	3,000	1,728,259	3,000	104,677	32,023	104,677	72,680	32,023	11,492
CPFL Planalto (*)	630	3,607	630	3,390	946	3,390	2,444	946	870
CPFL Serviços	1,564,844	232,022	105,105	120,786	(143)	120,786	120,929	(143)	(4,535)
CPFL Atende (*)	13,991	32,588	13,991	22,947	3,584	22,947	19,363	3,584	1,352
Nect (*)	2,059	34,505	2,059	22,603	6,045	22,603	16,558	6,045	5,116
CPFL Total (*)	9,005	29,331	9,005	26,378	6,425	26,378	19,953	6,425	5,717
CPFL Telecom	119,780	6,921	1,833	5,489	24	5,489	5,465	24	(160)
CPFL Centrais Geradoras (*)	16,128	18,669	16,128	16,222	224	16,222	15,998	224	885
CPFL Eficiência	48,164	129,072	48,164	85,365	(378)	85,365	85,744	(378)	(1,225)
AUTHI (*)	10	37,889	10	29,033	7,570	29,033	21,463	7,570	6,543
Subtotal - by subsidiaries and joint ventures equity						9,801,887	9,170,444	629,519	467,613
Amortization of asset surplus						-	-	(17,740)	(16,627)
Total						9,801,887	9,170,444	611,777	450,986

(*) number of quotas

(**) See note 12.6.1 of financial statements of December 31, 2018

Asset surplus (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the asset surplus (value added) of net assets of R$ 17,740 (R$ 16,627 in the first quarter 2018) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries for the period are as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Investment	Investment at December 31, 2018	Share of profit (loss) of investees	Other comprehensive income	Investment at March 31, 2019
CPFL Paulista	1,910,866	187,465	476	2,098,807
CPFL Piratininga	516,235	67,491	1,624	585,350
CPFL Santa Cruz	392,040	41,823	(20)	433,843
RGE	3,286,587	152,206	60	3,438,853
CPFL Geração	2,625,465	121,904	(189)	2,747,180
CPFL Jaguari Geração	58,656	2,310	-	60,966
CPFL Brasil	72,680	32,023	(25)	104,677
CPFL Planalto	2,444	946	-	3,390
CPFL Serviços	120,929	(143)	-	120,786
CPFL Atende	19,363	3,584	-	22,947
Nect	16,558	6,045	-	22,603
CPFL Total	19,953	6,425	-	26,378
CPFL Telecom	5,465	24	-	5,489
CPFL Centrais Geradoras	15,998	224	-	16,222
CPFL Eficiência	85,744	(378)	-	85,365
AUTHI	21,463	7,570	-	29,033
	9,170,444	629,519	1,926	9,801,887

In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

Investments in joint ventures	March 31, 2019	December 31, 2018	1st quarter 2019	1st quarter 2018
	Share of equity		Share of profit (loss)

Baesa	178,655	175,189	3,467	3,049
Enercan	205,605	175,122	30,483	27,398
Chapecoense	408,559	378,558	30,000	30,789
EPASA	263,404	241,433	21,971	24,264
Fair value adjustments of assets,net	9,916	10,060	(145)	(145)
	1,066,138	980,362	85,775	85,356

12.2 Fair value adjustments and goodwill

Fair value adjustments refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the financial statements, these amounts are classified as Intangible Assets (note 14).

12.3 Dividends and interest on capital receivable

At March 31, 2019 and December 31, 2018, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
CPFL Paulista	92,596	92,596	110,214	110,214	202,810	202,810
CPFL Piratininga	6,226	6,226	31,708	31,708	37,934	37,934
CPFL Santa Cruz	-	-	19,160	19,160	19,160	19,160
RGE Sul	-	26,795	94,312	94,312	94,312	121,107
CPFL Geração	71,099	71,099	102,436	102,436	173,535	173,535
CPFL Centrais Geradoras	815	815	-	-	815	815
CPFL Jaguari Geração	3,398	3,398	-	-	3,398	3,398
CPFL Brasil	111,083	111,083	2,451	2,451	113,534	113,534
CPFL Atende	-	-	876	876	876	876
CPFL Telecom	1,111	1,111	-	-	1,111	1,111
CPFL Eficiência	12,195	12,195	15,104	15,104	27,299	27,299
AUTHI	151	151	-	-	151	151

	298,674	325,469	376,261	376,261	674,936	701,731

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 100,182 at March 31, 2019 and at December 31, 2018 related basically to joint ventures.

12.4 Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2018	76,448	2,112,693	80,493	2,269,634
Equity interest and voting capital	35.00%	48.44%	40.07%

Equity attributable to noncontrolling interests	8,669	(43,598)	1,837	(33,093)
Dividends	-	(3,950)	-	(3,950)
Other movements	-	43	(18)	25
At March 31, 2019	85,117	2,065,188	82,312	2,232,617
Equity Interests and voting capital	35.00%	48.44%	40.07%

12.4.2    Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at March 31, 2019 and December 31, 2018 and the quarters ended at March 31, 2019 and 2018, is as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

	March 31, 2019			December 31, 2018
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	102,247	1,227,707	23,236	80,367	1,330,819	15,499
Cash and cash equivalents	61,428	799,210	11,659	32,729	876,571	5,687
Noncurrent assets	786,739	10,751,360	141,059	799,390	10,845,036	144,863

Current liabilities	231,470	1,481,350	33,681	246,482	1,396,120	33,883
Borrowings and debentures	113,488	851,922	-	106,555	819,993	-
Other financial liabilities	13,102	7,697	292	13,406	7,670	282
Noncurrent liabilities	414,324	6,343,474	1,043	414,852	6,528,563	1,033
Borrowings and debentures	316,699	4,568,022	-	316,581	4,738,841	-
Other financial liabilities	88,957	-	-	89,965	-	-
Equity	243,192	4,154,242	129,571	218,423	4,251,172	125,446
Equity attributable to owners of the Company	243,192	4,051,931	129,571	218,423	4,147,795	125,446
Equity attributable to noncontrolling interests	-	102,311	-	-	103,377	-

	1st quarter 2019			1st quarter 2018
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	73,896	334,189	11,654	76,889	383,553	12,953
Operacional costs and expenses	(17,093)	(142,149)	(6,758)	(17,160)	(155,767)	(8,972)
Depreciation and amortization	(10,889)	(160,580)	(1)	(11,370)	(157,687)	(1)
Interest income	635	20,156	119	1,094	23,685	351
Interest expense	(8,861)	(115,360)	-	(9,091)	(118,777)	(348)
Income tax expense	(12,744)	(12,777)	(451)	(12,333)	(13,406)	(669)
Profit (loss) for the year	24,769	(93,023)	4,584	23,957	(72,521)	3,363

Attributable to owners of the Company	24,769	(95,864)	4,584	23,957	(74,431)	3,363

Attributable to noncontrolling interests	-	2,841	-	-	1,911	-

12.4.3    Joint ventures

The summarized financial information on joint ventures at March 31, 2019 and December 31, 2018 and the quarters ended at March 31, 2019 and 2018, is as follows:

	March 31, 2019				December 31, 2018
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	221,479	96,577	352,916	361,654	208,326	68,956	345,737	327,084
Cash and cash equivalents	93,759	51,792	84,748	30,087	66,519	17,425	184,002	18,269
Noncurrent assets	1,017,965	951,295	2,570,209	491,190	1,033,320	966,664	2,604,162	502,618

Current liabilities	319,081	41,953	373,081	137,246	385,271	50,639	424,635	152,168
Borrowings and debentures	128,873	-	139,463	34,535	137,225	-	138,706	34,473
Other financial liabilities	5,842	19,012	73,564	1,301	5,869	34,832	74,156	1,346
Noncurrent liabilities	498,376	291,466	1,748,950	221,811	496,953	284,391	1,782,993	224,933
Borrowings and debentures	383,479	-	1,014,125	143,377	383,358	-	1,045,402	151,964
Other financial liabilities	26,287	278,787	731,490	-	26,936	272,079	734,630	-
Equity	421,987	714,453	801,095	493,788	359,422	700,590	742,271	452,601

	1st quarter 2019				1st quarter 2018
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	138,673	57,803	212,543	196,535	140,605	62,178	208,391	174,961
Operacional costs and expenses	(23,655)	(24,192)	(56,092)	(133,809)	(30,767)	(19,329)	(47,422)	(108,488)
Depreciation and amortization	(12,421)	(12,759)	(30,905)	(8,714)	(13,017)	(12,722)	(30,339)	(8,760)
Interest income	1,179	581	3,725	827	968	1,021	3,493	1,402
Interest expense	(8,504)	(625)	(38,239)	(3,895)	(11,102)	(1,977)	(26,848)	(4,526)
Income tax and social contribution expenses	(32,227)	(6,802)	(29,546)	(9,878)	(28,961)	(6,127)	(31,130)	(9,235)
Profit (loss) for the period	62,564	13,863	58,824	41,187	56,233	12,193	60,371	45,487
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração jointly controls these investments with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from BNDES obtained by the joint venture Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of BNDES.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

12.4.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 637.5 MW (mean 328.57 MW) until 2028.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(13) PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2018	176,839	1,391,775	986,800	6,615,793	67,135	7,512	210,760	9,456,614
Historical cost	224,783	2,218,604	1,585,723	9,905,396	131,549	23,039	210,760	14,299,854
Accumulated depreciation	(47,944)	(826,829)	(598,923)	(3,289,603)	(64,415)	(15,527)	-	(4,843,240)

Additions	-	-	-	-	-	-	61,076	61,076
Disposals	-	(5)	(8,936)	(4,787)	(4,257)	-	(174)	(18,159)
Transfers	744	8,003	25,713	16,271	3,251	248	(54,231)	-
Depreciation	(2,206)	(21,359)	(15,519)	(110,571)	(4,968)	(209)	-	(154,832)
Write-off of depreciation	-	5	606	3,351	2,691	-	-	6,653

At March 31, 2019	175,377	1,378,420	988,664	6,520,059	63,851	7,550	217,430	9,351,350
Historical cost	225,527	2,226,603	1,602,499	9,916,881	130,543	23,286	217,430	14,342,769
Accumulated depreciation	(50,150)	(848,183)	(613,836)	(3,396,822)	(66,692)	(15,736)	-	(4,991,419)

Average depreciation rate	3.86%	3.92%	3.96%	4.54%	14.25%	5.75%

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(14) INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right			Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Public utilities
At December 31, 2018	6,115	3,772,188	5,584,136	24,485	76,009	9,462,935
Historical cost	6,152	7,495,458	11,909,149	35,840	217,542	19,664,141
Accumulated Amortization	(37)	(3,723,270)	(6,325,012)	(11,355)	(141,532)	(10,201,206)

Additions	-	-	-	-	5,154	5,154
Amortization	-	(72,110)	(176,741)	(355)	(2,161)	(251,368)
Transfer - contract asset	-	-	168,733	-	-	168,733
Transfer - financial asset	-	-	(801)	-	-	(801)
Disposal and transfer - other assets	-	-	(7,917)	-	167	(7,750)

At March 31, 2019	6,115	3,700,079	5,567,410	24,130	79,170	9,376,904
Historical cost	6,152	7,495,458	12,014,580	35,840	222,863	19,774,893
Accumulated Amortization	(37)	(3,795,380)	(6,447,170)	(11,710)	(143,694)	(10,397,991)

In the consolidated financial statements the amortization of intangible assets is recognized in the income statement as follows: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination.

14.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	Consolidated
	March 31, 2019			December 31, 2018	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2019	2018
Intangible asset - acquired in business combinations
Intangible asset acquired, not subsumed
CPFL Paulista	304,861	(219,485)	85,377	87,873	3.28%	3.28%
CPFL Piratininga	39,065	(26,658)	12,406	12,730	3.31%	3.32%
RGE Sul (RGE)	3,768	(2,237)	1,531	1,575	4.69%	4.70%
CPFL Geração	54,555	(37,795)	16,760	17,221	3.38%	3.38%
CPFL Jaguari Geração	7,896	(4,189)	3,707	3,775	3.41%	3.41%
CPFL Renováveis	3,653,906	(1,091,090)	2,562,818	2,602,622	4.36%	5.90%
Subtotal	4,064,052	(1,381,453)	2,682,599	2,725,797

Intangible asset acquired and subsumed
RGE Sul (RGE)	1,433,007	(984,226)	448,781	461,795	3.63%	3.63%
CPFL Geração	426,450	(335,921)	90,528	93,020	2.34%	2.34%
Subtotal	1,859,457	(1,320,147)	539,309	554,816

Intangible asset acquired and merged – reassembled
CPFL Paulista	1,074,026	(794,921)	279,105	287,156	3.00%	3.00%
CPFL Piratininga	115,762	(78,998)	36,764	37,723	3.31%	3.31%
CPFL Jaguari Geração	15,275	(8,952)	6,323	6,438	3.01%	3.01%
RGE Sul (RGE)	366,887	(210,909)	155,978	160,256	4.66%	4.67%
	1,571,949	(1,093,779)	478,170	491,574

Total	7,495,458	(3,795,380)	3,700,079	3,772,187

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(15) CONTRACT ASSETS

	Distribution	Transmission	Consolidated
At December 31, 2018	1,046,433	-	1,046,433
Noncurrent	1,046,433	-	1,046,433

Reclassification from other assets	-	249,652	249,652
Additions	409,809	55	409,863
Transfer - intangible assets in service	(168,733)	-	(168,733)
Transfer - financial assets	(185,827)	-	(185,827)
Monetary adjustment	-	7,735	7,735
Cash inputs - RAP	-	(5,718)	(5,718)
Disposal and transfer - other assets	-	(127)	(127)

At March 31, 2019	1,101,682	251,597	1,353,278
Current	-	23,685	23,685
Noncurrent	1,101,682	227,912	1,329,593

Contractual asset of distribution companies: Refers to concession infrastructure assets of the distribution companies during the construction period.

Contract asset of transmission companies: refers to the right to receive the “Permitted Annual Revenue – RAP” over the concession period as well as an indemnity at the end of the concession of the transmission subsidiaries

(16) TRADE PAYABLES

	Consolidated
	March 31, 2019	December 31, 2018
Current
System service charges	885	62,674
Energy purchased	2,320,312	1,607,116
Electricity network usage charges	240,697	205,656
Materials and services	441,170	368,344
Free energy	156,631	154,296
Total	3,159,696	2,398,085

Noncurrent
Energy purchased	320,024	333,036

(17) BORROWINGS

The movement in borrowings are as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

	Consolidated
	At December 31, 2018	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Exchange rates	Interest paid	At March 31, 2019
Measured at cost
Local currency
Fixed Rate	892,776	-	(48,958)	12,485	-	(12,507)	843,795
Post Fixed Rate
TJLP	3,158,119	-	(107,658)	69,113	-	(58,039)	3,061,535
TLP (IPCA)	1,190,169	-	-	20,207	-	(11,706)	1,198,670
Selic	114,117	-	(8,862)	2,395	-	(704)	106,946
CDI	386,272	476,000	(76,608)	13,423	-	(5,638)	793,450
IGP-M	51,889	-	(2,717)	932	-	(1,028)	49,075
UMBNDES	2,152	-	(129)	80	-	(34)	2,068
Others	66,403	-	(5,509)	544	-	(485)	60,953
Total at cost	5,861,896	476,000	(250,442)	119,179	-	(90,141)	6,116,493

Borrowing costs *	(57,193)	(753)	-	2,034	-	-	(55,912)

Measured at fair value
Foreign currency
Dollar	4,855,108	-	(453,568)	40,321	98,777	(36,098)	4,504,540
Euro	879,499	-	-	1,638	3,901	(1,646)	883,392
Fair value measurement	(103,351)	-	-	7,680	-	-	(95,671)
Total at fair value	5,631,255	-	(453,568)	49,639	102,678	(37,744)	5,292,261

Total	11,435,958	475,247	(704,010)	170,852	102,678	(127,885)	11,352,842
Current	2,446,113						2,764,095
Noncurrent	8,989,846						8,588,747

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.

The detail on borrowings are as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

			Consolidated
Category	Annual interest		March 31, 2019	December 31, 2018	Maturity range	Collateral
Measured at cost - Local Currency
Pre fixed
FINEM	Fixed rate de 2.5% to 8%	(a)	334,697	418,336	2011 to 2024

(i) CPFL Energia and State Grid Brazil Power guarantee (ii) Receivables; (iii) Pledge of shares of CPFL Renováveis and SPE; (iv)  Pledge of emergents rights authorized by ANEEL; iv) Lines of creditor rights and related revenues.

FINAME	Fixed rate de 2.5% to 10%	(a)	95,003	48,672	2012 to 2025	(i) Liens on equipment (ii) Liens on revenues; (iii) Guarantee of CPFL Energia (iv) Liens on assets
FINEP	Fixed rate from 3.5% to 8%		5,600	6,576	2013 to 2021	Bank guarantee
Bank loans	Fixed rate of 9.5% to 10.14%		408,495	419,191	2009 to 2037	(i) Liens on emergents rights; (ii) Liens on equipment and receivables (ii) Pledge of revenues (iv) Bank guaranteee (v) CPFL Renovaveis guarantee
			843,795	892,776
Post Fixed
TJLP
FINEM	TJLP and TJLP + from 1.72% to 3.4%	(b)	3,033,608	3,128,625	2009 to 2039

(i) Bank guarantee (ii) CPFL Energia guarantee (iii) Pledge of receivables, equipment and assignment of credit and concession rights authorized by ANEEL and shares os SPE (iv) Liens on equipment and receivables (v) guarantee of Bioenergia S.A., CPFL Renováveis, CPFL Energia and State Grid Brazil Power

FINAME	TJLP + 2.2% to 4.2%	(b)	19,912	20,935	2017 to 2027	(i) CPFL Energia guarantee (ii) Liens on equipment and receivables
FINEP	TJLP and TJLP -1%		3,243	3,491	2016 to 2024	Bank guarantee
Bank loans	TJLP + 2.99% to 3.1%		4,772	5,069	2005 to 2023	(i) Pledge of receivables, equipment and assignment of credit and concession rights (ii) CPFL Energia guarantee
			3,061,535	3,158,119
TLP (IPCA)
FINEM	TLP (IPCA) + 4.74% to 4.80%	(b)	1,198,670	1,190,169	2020 to 2028	CPFL Energia guarantee and receivables

SELIC
FINEM	SELIC + 2.19% to 2.66%	(c)	101,777	108,752	2015 to 2022	(i)State Grid Brazil Power and CPFL Energia guarantee and (ii) receivables
FINAME	SELIC + 2.70% to 3.90%		5,170	5,365	2016 to 2022	(i) CPFL Energia guarantee and (ii) liens on equipment
			106,946	114,117
CDI
Bank loans	(i) From 100.00% to 109.50% of CDI (ii) CDI + 0.10% to 1.90%	(c)	218,626	208,384	2012 to 2023	(i) CPFL Energia guarantee (ii) Liens of SPE shares
Promissory note	104.4% of CDI		483,202	-	2019	(i) CPFL Energia guarantee
Bank loans	CDI + 1.45% to 1.9%		91,622	177,888	2017 to 2023	(i) CPFLRenováveis guarantee
			793,450	386,272

IGPM
Bank loans	IGPM + 8.63%		49,075	51,889	2011 to 2024	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE and rights authorized by ANEEL and receivables of operation contracts

UMBNDES
Bank loans	UMBNDES + from 1.99% to 5%		2,068	2,152	2006 to 2023	(i) CPFL Energia guarantee
Other
Other			60,953	66,403	2007 to 2038	(i) Promissory notes, (ii) Bank guarantee, (iii) receivables; (iv) Credit RIghts ; (v) Pledge of shares; (vi) Liens on machinery, equipment (vii) CPFL Renováveis guarantee

Total - Local currency			6,116,493	5,861,896

Borrowing costs (*)			(55,912)	(57,193)

Measured at fair value - Foreing Currency
Dollar
Bank loans (Law 4.131)	US$ + Libor 3 months + from 0.8% to 1.55%	(c)	1,438,249	1,866,418	2017 to 2022	CPFL Energia guarantee and promissory notes
Bank loans (Law 4.131)	US$ +from 2.3% to 4.32%		3,066,291	2,988,689	2017 to 2021	CPFL Energia guarantee and promissory notes
			4,504,540	4,855,108
Euro
Bank loans (Law 4.131)	Euro + from 0.42% to 0.96%		883,392	879,499	2019 to 2022	CPFL Energia guarantee and promissory notes

Fair value measurement			(95,671)	(103,351)

Total in foreign currency			5,292,261	5,631,255

Total			11,352,842	11,435,958

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts.
The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. For further information about the considered rates, see note 33.
Effective rate:
(a) 30% to 70% of CDI	(b) 60% to 110% of CDI	(c) 100% to 130% of CDI

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

As segregated in the tables above, in conformity with CPC 48 and IFRS 9, the Group classified their debts as (i) financial liabilities measured at amortized cost, and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to reduce the effects of the recognition of gains and losses derived from fair valuing debt-related derivatives in order to obtain more relevant and consistent accounting information, reducing the accounting mismatch. At March 31, 2019, the balance of the borrowings measured at fair value was R$ 5,292,261 (R$ 5,631,255 at December 31, 2018).

Changes in the fair values of these borrowings are recognized in the finance income / expense of the Group, except for the changes in fair value due to credit risk, which is recognized in other comprehensive income. At March 31, 2019, the accumulated gains of R$ 95,671 (R$ 103,351 at December 31, 2018) on measuring of the borrowings to fair value, offset by the losses of R$ 56,275 (R$ 65,678 at December 31, 2018) of fair value measurement of the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total net gain of R$ 39,396 (R$ 37,673 at December 31, 2018).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From April 1st, 2020	1,379,993
2021	2,390,112
2022	1,598,204
2023	978,078
2024	433,025
2025 to 2029	1,498,218
2030 to 2034	304,169
2035 to 2039	89,365
Subtotal	8,671,164
Fair value measurement	(82,417)
Total	8,588,747

Main borrowings in the period:

		Released (R$ thousand)
Category Subsidiary	Total approved	in 2019	Net of fundraising costs	Interest	Repayment	Utilization	Annual rate	Effective annual rate
Local currency
CDI - Promissory note
CPFL Paulista	351,000	351,000	350,649	Bullet	Bullet in December 2019	Working capital	103.4% of CDI	104.95% of CDI
CPFL Piratininga	125,000	125,000	124,818	Bullet	Bullet in December 2019	Working capital	103.4% of CDI	104.95% of CDI
	476,000	476,000	475,467

Covenants

Borrowings raised by Group companies require the compliance with certain restrictive financial clauses, under penalty of restriction in the distribution of dividends and/or advance maturity of the related debts. Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement. Additionally, borrowings contain non-financial covenants, which are met as per the last calculation period.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

For borrowings raised or with funds released in 2019, certain have restrictive clauses related to financial ratios, as follows:

Ratios required for the individual or consolidated financial statements of CPFL Energia

•         Debt indebtedness divided by EBITDA maximum of 3.75 and

•         EBITDA divided by the financial result minimum of 2.25.

For other borrowings, the details of the covenants are presented in the financial statements as of December 31, 2018.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. All covenants, financial and non-financial clauses are properly complied, in the opinion of the Group´s Management.

(18) DEBENTURES

The movement in debentures are as follows:

	Consolidated
	At December 31, 2018	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Exchange rates	At March 31, 2019
Category
Measured at cost - Post fixed
TJLP	481,099	-	-	9,461	-	490,560
CDI	6,717,747	325,000	(153,830)	112,574	(119,443)	6,882,048
IPCA	1,367,428	-	-	31,534	(29,055)	1,369,907
Total at cost	8,566,274	325,000	(153,830)	153,569	(148,499)	8,742,515

Borrowing costs (*)	(59,796)	(516)	-	3,740	-	(56,572)
Measured at fair value - Post fixed
IPCA	426,989	-	-	10,629	(10,501)	427,118
Fair value measurement	7,378	-	-	3,392	-	10,770
Total at fair value	434,367	-	-	14,021	(10,501)	437,888

Total	8,940,845	324,484	(153,830)	171,330	(159,000)	9,123,831
Current	917,352					1,116,111
Noncurrent	8,023,493					8,007,720

The detail on debentures are as follows :

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

			Consolidated
Category	Annual Interest		March 31, 2019	December 31, 2018	Maturity range	Collateral
Measured at cost - Post fixed
TJLP	TJLP + 1%	(d)	490,560	481,099	2009 to 2029	Liens

CDI	(i) From 103.6% to 129.5% of CDI (ii) CDI + 0.48% to 1.70%	(a)	5,918,692	5,858,319	2015 to 2025	(i) CPFL Energia and CPFLRenováveis guarantee (ii) Guarantee of CPFL Energia | (iii) Fiduciary assignment of PCH Holding dividends
	From 107.75% to 114.50% of CDI	(a)	963,356	859,428	2018 to 2022	No guarantee

IPCA	IPCA + from 4.42% to 5.8%	(b) (c)	1,369,907	1,367,428	2019 to 2027	CPFL Energia guarantee

			8,742,515	8,566,274

	Borrowing costs (*)		(56,572)	(59,796)

Measured at fair value - Post fixed
IPCA	IPCA + 5.80%	(b)	427,118	426,989	2024 to 2026	CPFL Energia guarantee

	Fair value measurement		10,770	7,378

			437,888	434,367

	Total consolidated		9,123,831	8,940,845

Some debentures hold swaps converting IPCA variation to CDI variation. For further information about the considered rates, see note 33.
Effective rates:
(a)From 105.4% to 144.6% of CDI | CDI + from 0.89% to 4.76%
(b) IPCA + 4.84% to 6.31%
(c) From 101.74% to 103.3% of CDI
(d) TJLP + 3.48%

(*) In accordance with CPC 48/IFRS 9 this refers to borrowing costs directly attributable to the issuance of the respective debts.

As shown in the table above, the Company classifies its debentures as (i) financial liabilities measured at amortized cost; and (ii) financial liabilities measured at fair value through profit or loss.

The classification of debentures measured at fair value as financial liabilities is aimed at reducing the accounting mismatching of the effects of the recognition of gains and losses derived from the fair value measurement of hedging derivatives linked to such debentures, in order to obtain a more relevant and consistent accounting information. At March 31, 2019, the balance of debentures designated at fair value totaled R$ 437,888 (R$ 434,367 at December 31, 2018).

The changes in the fair values of these debentures are recognized in the Company’s finance income (expense), except for the fair value changes in credit risk, which is recognized in other comprehensive income. At March 31, 2019, the accumulated losses obtained from the fair value measurement of such debentures amounted to R$ 10,770 (R$ 7,378 at December 31, 2018) which, offset by the gains obtained from  the fair value measurement of the derivative instruments of R$ 30,486 (R$ 21,012 at December 31, 2018), undertaken to hedge the interest rate changes (note 33), generated a total gain of R$ 19,716 (R$ 13,634 at December 31, 2018).

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
From April 1st, 2020	1,024,603
2021	2,686,856
2022	1,154,703
2023	1,236,216
2024	1,006,315
2025 to 2029	888,256
Subtotal	7,996,950
Fair value measurement	10,770
Total	8,007,720

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Main additions in the period:

			Released (R$ thousand)
Category Subsidiary	Issue	Quantity issued	in 2019	Net of fundraising costs	Interest	Repayment	Annual rate	Effective annual rate	Application
Local currency - CDI
CPFL Brasil	5th issue 1st serie	105,000	105,000	104,833	Semmiannual	Bullet in December 2019	103.6% of CDI	106.82% of CDI	(a)
CPFL Brasil	5th issue 2nd serie	220,000	220,000	219,651	Semmiannual	2 annual installments from January 2023	108.25% of CDI	109.06% of CDI	(a)
			325,000	324,484
(a) Investment plan, refinancing and working capital of subsidiary

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last measurement period.

Ratios required in the consolidated financial statements of CPFL Energia

Debentures issued in 2019 are subject to the following covenants:

•         Debt indebtedness divided by EBITDA maximum of 3.75 and

•         EBITDA divided by the financial result minimum of 2.25.

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2018.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. All covenants, financial and non-financial clauses are properly complied, in the opinion of the Group´s Management.

(19) PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees, the characteristics of which are described in note 18 to the financial statements for the year ended December 31, 2018.

19.1 Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

				RGE Sul (RGE)
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Plan 1 (*)	Plan 2	Total
Net actuarial liability at December 31, 2018	907,807	210,744	21,129	-	89,922	1,229,600
Expenses (income) recognized in the statement of profit or loss	19,494	5,678	473	(44)	2,550	28,151
Sponsors' contributions transferred during the period	(18,112)	(7,211)	(282)	(1,789)	(1,205)	(28,598)
Effect of asset ceiling	-	-	-	1,833	-	1,833
Net actuarial liability at March 31, 2019	909,189	209,211	21,320	-	91,267	1,230,987
Other contributions	11,768	698	84	-	1,289	13,839
Total liability	920,957	209,909	21,404	-	92,556	1,244,826

Current						109,611
Noncurrent						1,135,215

(*) Plan 1 was recorded at the dissolved RGE until the merger of the distribution companies as of October 31, 2018, as mentioned in note 12.6.1 of financial statements of December 31, 2018

The income and expenses recognized as cost of the operation are shown below:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

	1st quarter 2019
				RGE Sul (RGE)
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Plan 1 (*)	Plan 2	Total
Service cost	231	1,362	21	46	588	2,248
Interest on actuarial obligations	112,293	31,265	2,627	8,586	12,199	166,970
Expected return on plan assets	(93,030)	(26,949)	(2,175)	(9,375)	(10,237)	(141,766)
Effect of asset ceiling	-	-	-	699	-	699
Total expense (income)	19,494	5,678	473	(44)	2,550	28,150

	1st quarter 2018

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE Plan 1 (*)	RGE Sul Plan 2	Total
Service cost	209	1,091	20	44	698	2,061
Interest on actuarial obligations	105,271	28,657	2,527	8,388	12,055	156,898
Expected return on plan assets	(89,897)	(25,655)	(2,159)	(8,988)	(10,292)	(136,990)
Effect of asset ceiling	-	-	-	509	-	509
Total expense (income)	15,583	4,093	388	(47)	2,461	22,477

(*) Plan 1 was recorded at the dissolved RGE until the merger of the distribution companies as of October 31, 2018, as mentioned in note 12.6.1 of financial statements of December 31, 2018

(20) REGULATORY LIABILITIES

	Consolidated
	March 31, 2019	December 31, 2018
Financial compensation for the use of water resources	1,272	1,701
Global reversal reserve - RGR	17,289	17,288
ANEEL inspection fee -TFSEE	6,301	5,470
Energy development account - CDE	99,812	-
Tariff flags and others	600	126,196
Total	125,274	150,656

Energy development account – CDE: The balance refers to quota for the refund of the CDE contribution for the period from January, 2013 to January, 2014.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Tariff flags and others – Refer basically to the amount to be passed through to the Centralizing Account of Tariff Flag Resources (“CCRBT”), whose amount receivable was recognized through the issue of electricity bills (note 26.4).

In 2019 the subsidiaries anticipated the payment of CDE quotas of December 2018 and they also offset the amounts payable against the amounts receivable – CDE (note 11), in the amount of R$ 497 (R$ 2,213 in 2018).

(21) TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	March 31, 2019	December 31, 2018
Current
IRPJ (corporate income tax)	86,437	73,058
CSLL (social contribution on net income)	30,999	27,392
Income tax and social contribution	117,436	100,450

ICMS (State VAT)	376,024	430,149
PIS (tax on revenue)	30,706	30,760
COFINS (tax on revenue)	152,829	152,945
Other taxes	47,694	51,135
Other taxes, fees and contributions	607,252	664,989

Total current	724,688	765,438

Noncurrent
ICMS (State VAT)	780	772
PIS/COFINS payment	6,273	8,919
Other taxes, fees and contributions	7,053	9,691

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(22) PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	March 31, 2019		December 31, 2018
	Provision for tax,civil and labor risks	Escrow Deposits	Provision for tax,civil and labor risks	Escrow Deposits

Labor	217,960	103,388	219,314	103,760

Civil	271,268	98,041	281,304	99,604

Tax
FINSOCIAL	42,124	99,925	39,727	99,146
Income Tax	156,743	405,721	154,717	401,381
Others	202,968	152,717	195,379	150,472
	401,835	658,364	389,823	650,999

Others	88,270	48	88,920	12

Total	979,335	859,842	979,360	854,374

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	December 31, 2018	Additions	Reversals	Payments	Monetary adjustment	March 31, 2019
Labor	219,314	14,029	(7,169)	(13,606)	5,394	217,960
Civil	281,304	17,281	(6,182)	(26,391)	5,258	271,268
Tax	389,823	7,719	(1,383)	(667)	6,342	401,835
Others	88,920	-	(324)	(931)	605	88,270
Total	979,360	39,029	(15,060)	(41,595)	17,600	979,335

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the Note 21 of the financial statements at December 31, 2018.

Possible losses

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible due to a solid defensive position in these cases, therefore no provision was recognized. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at March 31, 2019 and December 31, 2018 were as follows:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

	Consolidated
	March 31, 2019	December 31, 2018

Labor	779,292	786,901	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,705,169	1,630,630	Personal injury, environmental impacts and surcharge tariffs
Tax	6,390,059	6,199,589	INSS, FINSOCIAL, PIS and COFINS, Social contribution and Income tax
Regulatory	159,232	139,593	Technical, commercial and economic-financial supervisions
Total	9,033,752	8,756,713

Tax – There is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with FUNCESP in the estimated amount of R$ 1,237,310 with a escrow deposit in the amount of R$ 206,874 and financial guarantee (letter of guarantee e guarantee insurance).

With respect to labor contingencies, the Group informs that, as described in note 21 to the financial statements as of December 31, 2018, there is a discussion regarding the possibility of changing the adjustment index adopted by the Labor Court, and the discussion status has not changed since then the rate currently used remains valid.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(23) OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Consumers and concessionaires	78,915	93,612	181,240	47,831
Energy efficiency program - PEE	197,693	183,225	107,829	120,563
Research & Development - P&D	95,772	110,495	94,512	72,941
EPE / FNDCT / PROCEL (*)	31,947	38,052	-	-
Reversion fund	1,712	1,712	13,899	14,327
Advances	261,478	197,470	40,215	48,724
Tariff discounts - CDE	102,988	96,819	-	-
Provision for socio environmental costs	23,090	22,709	128,442	110,261
Payroll	15,597	15,674	-	-
Profit sharing	103,494	95,502	16,216	20,575
Collection agreements	91,170	85,018	-	-
Business combination	7,516	7,598	-	-
Others	37,545	31,410	40,702	40,174
Total	1,048,916	979,296	623,054	475,396

(*) EPE - Energy Research Company

     FNDCT - National Fund for Scientific and Technology Development

     PROCEL - National Electric Energy Conservation Program

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(24) EQUITY

The shareholders’ interest in the Company’s equity at March 31, 2019 and December 31, 2018 is shown below:

	Number of shares
	March 31, 2019		December 31, 2018
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	71.76%	730,435,698	71.76%
ESC Energia S.A.	234,086,204	23.00%	234,086,204	23.00%
Members of the Executive Board	189	0.00%	189	0.00%
Other shareholders	53,392,655	5.25%	53,392,655	5.25%
Total	1,017,914,746	100.00%	1,017,914,746	100.00%

The details of the items included in equity are described in the financial statements for the year ended December 31, 2018.

(25) EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters ended at March 31, 2019 and 2018 was based on the profit of the period attributable to controlling shareholder and the weighted average number of common shares outstanding in the period:

	1st quarter 2019	1st quarter 2018
Numerator
Profit attributable to controlling shareholders	603,450	443,783
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746

Earnings per share - basic	0.59	0.44

For the quarters ended at March 31, 2019 and 2018, the calculation of earnings per share was not affected by the effects of debentures convertible into shares due to the fact that they presented antidilutive effects.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(26) NET OPERATING REVENUE

	Consolidated
	Number of Consumers		In GWh		R$ thousand
Revenue from Eletric Energy Operations	March 31, 2019	March 31, 2018	1st quarter 2019	1st quarter 2018	1st quarter 2019	1st quarter 2018
Consumer class
Residential	8,588,317	8,383,834	5,604	5,291	4,005,340	3,117,458
Industrial	57,890	59,498	3,145	3,375	1,214,385	1,159,349
Commercial	530,821	542,582	2,875	2,753	1,709,173	1,434,467
Rural	362,264	360,154	948	1,236	368,957	352,401
Public administration	60,743	60,704	383	374	227,799	192,918
Public lighting	11,709	11,323	500	504	187,844	154,050
Public services	10,250	9,858	589	571	288,850	238,326
Billed	9,621,994	9,427,953	14,044	14,104	8,002,349	6,648,969
Own comsuption	-	-	10	9	-	-
Unbilled (net)	-	-	-	-	7,545	98,474

(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(3,173,236)	(2,942,052)
Electricity sales to final consumers	9,621,994	9,427,953	14,054	14,113	4,836,658	3,805,391

Furnas Centrais Elétricas S.A.			709	709	134,348	134,086
Other concessionaires and licensees			3,883	3,570	888,002	698,245
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers			-	-	(35,408)	(17,855)
Spot market energy			1,253	573	330,141	166,128
Electricity sales to wholesalers			5,846	4,852	1,317,083	980,604

Revenue due to Network Usage Charge - TUSD - Captive Consumers					3,208,644	2,959,906
Revenue due to Network Usage Charge - TUSD - Free Consumers					741,450	579,240
(-) Compensation paid for failure to comply with the limits of continuity					(31,559)	(16,386)
Revenue from construction of concession infrastructure					415,213	370,562
Sector financial asset and liability (Note 8)					(323,880)	373,547
Concession financial asset - fair value adjustment (Note 10)					64,491	64,857
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions ,and other tariff discounts					428,683	376,741
Other revenues and income					130,973	143,029
Other operating revenues					4,634,015	4,851,496
Total gross operating revenue					10,787,756	9,637,492
Deductions from operating revenues
ICMS					(1,766,589)	(1,424,269)
PIS					(161,842)	(149,685)
COFINS					(744,952)	(689,516)
ISS					(4,527)	(3,528)
Global reversal reserve - RGR					(291)	(247)
Energy development account - CDE					(997,711)	(897,671)
Research and development and energy efficiency programs					(56,347)	(48,593)
PROINFA					(38,825)	(35,275)
Tariff flags and others					122,343	(7,096)
Fee for the use of water					(2,397)	-
Others					(9,172)	(6,963)
					(3,660,309)	(3,262,842)

Net operating revenue					7,127,446	6,374,654

26.1 Adjustment of revenues from excess demand and excess reactive power

The information related to accounting and historical are described in note 25.1 of financial statements of December 31, 2018.

26.2 Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2019		2018
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April (b)	12.02%	8.66%	12.68%	16.90%
CPFL Piratininga	October	(c)	(c)	20.01%	19.25%
RGE	June	(c)	(c)	21.27%	20.58%
RGE Sul (RGE)	April (e)	(e)	(e)	18.45%	22.47%
CPFL Santa Cruz	March	13.70%	13.31%	(d)	(d)

(a)   Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(b)   As mentioned in note 35.2, in April 2019 the controlled CPFL Paulista had an RTA.

(c)   The tariff adjustments for 2019 had not occurred yet.

(d)   For 2018, as mentioned in note 25.2 of financial statements of December 31, 2018, the average annual tariff adjustment of CPFL Santa Cruz was 5.71%, 4.41% regarding the economic tariff adjustment and 1.30% regarding relevant financial components. The average effect to be perceived by consumers of the original concessions are:

	Jaguari	Mococa	Leste Paulista	Sul Paulista	Santa Cruz
Effect perceived by consumers	21.15%	3.40%	7.03%	7.50%	5.32%

(e)   According Authorizing Resolution No. 2.528/2019, due to the merger of subsidiaries RGE and RGE Sul (note 12.6.1 of financial statements of December 31, 2018), the tariff of concession area from former RGE Sul will be adjusted only at June 19, 2019, with tariff adjustment of concession area from RGE. From that date on, the tariff for both of these subsidiaries will be unified. The effects of such tariff postponement will be offset in the Annual Tariff Adjustment of June 2019.

26.3 Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

All details on the CDE contribution are disclosed in notes 25.3 to the financial statements as of December 31, 2018.

In the 1st quarter of 2019, revenue of R$ 428,683 was recognized (R$ 376,741 in the 1st quarter of 2018), considering (i) R$ 17,832 for low-income subsidy (R$ 21,114 in the 1st quarter of 2018), (ii) R$ 350,272 for other tariff discounts (R$ 350,771 in the 1st quarter of 2018), and (iii) R$ 60,579 for tariff discounts – CCRBT injunctions and subsidy (R$ 4,857 in the 1st quarter of 2018). These items were recognized against other assets in the line item Receivables – CDE (note 11) and other payables in line item Tariff discounts – CDE (note 23)

26.4 Tariff flags

The system of Tariff Flags application is described in note 25.4 to the financial statements as of December 31, 2018.

In the 1st quarter of 2019, ANEEL approved the Tariff Flags billed from November to December 2018 and January 2019. The amount approved in this period was R$ 122,995 and the amount received from CCRBT was R$ 60,295, amounting R$ 183.290 used to offset part of the sector financial asset and liability (note 8) The amount of R$ 589 with respect to the tariff flag billed for February and March 2019, was not approved and is recorded in regulatory fees (note 20).

26.5 Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,510 of December 18, 2018, amended by REH No. 2,368 of February 9, 2018, established the definitive annual quotas of CDE for the year 2019. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, (final settlements finished in March 2019), related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015.

ANEEL, by means of REH n° 2,521 of March 20, 2019, ANEEL established the payment in advance of quota intended for the amortization of the ACR Account, due to its positive balance, with payment and pass through to the CDE Account for March 2019 to August 2019, cancelling the previously REH nº 2,231 of 2017.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(27) COST OF ELECTRIC ENERGY

	Consolidated
	GWh		R$ thousand
Electricity Purchased for Resale	1st quarter 2019	1st quarter 2018	1st quarter 2019	1st quarter 2018
Itaipu Binacional	2,720	2,739	657,298	558,432
PROINFA	257	-	104,815	85,875
Energy purchased through auction in the regulated market, bilateral contracts and spot market	16,915	11,886	3,572,208	2,975,166
PIS and COFINS credit	-	-	(381,780)	(318,198)
Subtotal	19,892	18,465	3,952,543	3,301,275

Electricity network usage charge
Basic network charges			498,287	567,440
Transmission from Itaipu			66,554	62,191
Connection charges			47,424	32,196
Charges for use of the distribution system			12,965	9,567
System service charges - ESS net of CONER pass trough (*)			(41,079)	46,875
Reserve energy charges - EER			-	65,914
PIS and COFINS credit			(52,930)	(71,736)
Subtotal			531,221	712,446

Total			4,483,763	4,013,721

(*) Energy reserve account.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(28) OTHER OPERATING COSTS AND EXPENSES

	Consolidated
					Operating Expenses
	Operating costs		Services rendered to third parties		Sales		General		Other		Total
	1st quarter 2019	1st quarter 2018	1st quarter 2019	1st quarter 2018	1st quarter 2019	1st quarter 2018	1st quarter 2019	1st quarter 2018	1st quarter 2019	1st quarter 2018	1st quarter 2019	1st quarter 2018
Personnel	225,973	216,403	-	-	42,516	40,701	79,530	80,641	-	-	348,019	337,745
Private pension plan	28,150	22,477	-	-	-	-	-	-	-	-	28,150	22,477
Materials	63,541	56,926	174	191	2,538	1,938	604	3,567	-	-	66,857	62,622
Third party services	48,785	64,313	511	613	42,158	37,984	73,556	78,022	-	-	165,010	180,932
Costs of infrastructure construction	-	-	415,211	370,559	-	-	-	-	-	-	415,211	370,559
Others	14,048	13,146	(1)	(2)	24,076	20,526	45,183	20,707	23,339	25,024	106,645	79,401
Collection fees	-	-	-	-	24,817	20,106	-	-	-	-	24,817	20,106
Leases and rentals	12,563	14,448	-	-	-	-	5,280	3,347	-	-	17,843	17,795
Publicity and advertising	1	-	-	-	-	-	3,891	2,265	-	-	3,892	2,265
Legal, judicial and indemnities	26	-	-	-	9	-	32,003	12,284	-	-	32,038	12,284
Donations, contributions and subsidies	-	13	-	-	-	-	931	1,127	-	-	931	1,140
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	21,165	30,898	21,165	30,898
Others	1,458	(1,315)	(1)	(2)	(750)	420	3,078	1,684	2,174	(5,874)	5,959	(5,087)
Total	380,498	373,265	415,895	371,361	111,287	101,150	198,872	182,937	23,339	25,025	1,129,891	1,053,738

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(29) FINANCE INCOME (EXPENSES)

	Consolidated
	1st quarter 2019	1st quarter 2018
Financial income
Income from financial investments	48,570	66,386
Late payment interest and fines	75,313	69,523
Monetary adjustment of tax credits	1,227	2,540
Monetary adjustment of escrow deposits	8,899	8,804
Monetary adjustment and exchange rate changes	8,245	22,742
Discount on purchase of ICMS credit	6,871	6,732
Adjustments to the sector financial asset (note 8)	27,534	7,105
PIS and COFINS on other finance income	(10,377)	(11,666)
Others	40,312	24,986
Total	206,595	197,151

Financial expenses
Interest on debts	(295,284)	(343,232)
Monetary adjustment and exchange rate changes	(85,370)	(119,132)
(-) Capitalized interest	5,589	6,209
Adjustments to the sector financial liability (note 8)	-	(4,663)
Use of public asset	(1,928)	(3,802)
Others	(49,641)	(40,052)
Total	(426,635)	(504,671)

Financial expenses, net	(220,040)	(307,519)

In line item of monetary adjustment and exchange rate changes, the expense includes the effects of gains of R$ 96,434 in the 1st quarter of 2019 (R$ 16,528 in the  1st quarter of 2018) on derivative instruments (note 33).

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(30) SEGMENT INFORMATION

1st quarter 2019	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total

Net operating revenue	5,919,870	150,791	275,219	759,156	22,410	7,127,446	-	-	7,127,446
(-) Intersegment revenues	16,356	118,669	58,970	1,113	123,227	318,335	-	(318,335)	-
Cost of electric energy	(3,877,202)	(29,200)	(53,271)	(718,769)	-	(4,678,441)	-	194,678	(4,483,763)
Operating costs and expenses	(1,079,440)	(22,290)	(88,878)	(10,838)	(109,874)	(1,311,319)	(10,844)	123,656	(1,198,506)
Depreciation and amortization	(192,004)	(29,703)	(160,580)	(520)	(5,899)	(388,707)	(15,734)	-	(404,440)
Income from electric energy service	787,581	188,267	31,460	30,143	29,863	1,067,314	(26,577)	-	1,040,736
Equity	-	85,775	-	-	-	85,775	-	-	85,775
Financial income	145,176	10,087	48,590	6,558	1,453	211,863	2,552	(7,820)	206,595
Financial expenses	(204,707)	(54,127)	(160,296)	(14,283)	(1,033)	(434,445)	(10)	7,820	(426,635)
Profit (loss) before taxes	728,049	230,003	(80,246)	22,418	30,284	930,508	(24,036)	-	906,472
Income tax and social contribution	(262,968)	(45,634)	(12,777)	(7,608)	(7,182)	(336,169)	55	-	(336,114)
Profit (loss) for the year	465,081	184,369	(93,023)	14,810	23,101	594,338	(23,980)	-	570,358
Purchases of contract asset, PP&E and intangible assets	403,520	1,312	32,505	601	7,455	445,393	-	-	445,393

1st quarter 2018	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total
Net operating revenue	5,199,141	170,270	277,556	709,823	17,864	6,374,654	-	-	6,374,654
(-) Intersegment revenues	1,617	111,185	105,997	111	93,795	312,705	-	(312,705)	-
Cost of electric energy	(3,450,874)	(18,550)	(70,466)	(691,078)	-	(4,230,967)	-	217,246	(4,013,721)
Operating costs and expenses	(957,507)	(23,245)	(85,301)	(11,093)	(89,101)	(1,166,249)	(9,367)	95,459	(1,080,157)
Depreciation and amortization	(180,504)	(30,147)	(157,687)	(612)	(5,504)	(374,455)	(15,730)	-	(390,184)
Income from electric energy service	611,873	209,513	70,099	7,151	17,053	915,688	(25,096)	-	890,592
Equity	-	85,356	-	-	-	85,356	-	-	85,356
Financial income	136,438	20,463	30,140	10,846	1,778	199,664	7,096	(9,609)	197,151
Financial expenses	(241,145)	(88,328)	(159,354)	(18,139)	(2,005)	(508,971)	(5,309)	9,609	(504,671)
Profit (loss) before taxes	507,165	227,003	(59,115)	(142)	16,826	691,738	(23,309)	-	668,428
Income tax and social contribution	(186,611)	(45,123)	(13,406)	(295)	(3,857)	(249,292)	267	-	(249,024)
Profit (loss) for the year	320,554	181,880	(72,521)	(436)	12,969	442,446	(23,042)	-	419,404
Purchases of contract asset, PP&E and intangible assets	366,374	1,256	44,049	794	13,220	425,693	221	-	425,914

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(31) RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders, related party information and main transactions are disclosed in note 30 of the financial statements of December 31, 2018.

The total compensation of key management personnel in the 1st quarter of 2019, in accordance with CVM Decision 560/2008, was R$ 19,862 (R$ 19,893 in the 1st quarter of 2018). This amount comprises R$ 19,378 (R$ 19,403 in the 1st quarter of 2018) in respect of short-term benefits and R$ 484 (R$ 489 in the 1st quarter of 2018) of post-employment benefits.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect subsidiaries of State Grid Corporation of China.

Transactions involving controlling shareholders, entities under common control or significant influence and joint ventures:

	Consolidated
	ASSETS		LIABILITIES		INCOME		EXPENSES
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	1st quarter 2019	1st quarter 2018	1st quarter 2019	1st quarter 2018

Advances
BAESA – Energética Barra Grande S.A.	-	-	-	657	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	-	930	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	1,155	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	-	418	-	-	-	-

Energy purchase and sales, and charges
Entities under common control (State Grid Corporation of China subsidiaries)	-	-	904	16	-	-	42,493	38,622
BAESA – Energética Barra Grande S.A.	-	-	1,396	2,993	3	-	4,799	3,847
Foz do Chapecó Energia S.A.	1,773	-	40,636	41,850	5	-	118,106	99,319
ENERCAN - Campos Novos Energia S.A.	945	943	87,353	78,639	2,741	2,601	85,518	68,961
EPASA - Centrais Elétricas da Paraiba	-	-	11,142	13,397	1	-	18,783	30,727

Intangible assets, property, plant and equipment, materials and service rendered
BAESA – Energética Barra Grande S.A.	-	2	-	-	540	401	-	-
Foz do Chapecó Energia S.A.	2	15	-	-	534	440	-	-
ENERCAN - Campos Novos Energia S.A.	-	2	-	-	484	4	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	25	534	-	-	79	73	-	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	-	-	-	1	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	3	3	-	-	-	-	-	-
Chapecoense Geração S.A.	33,733	33,733	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	65,010	65,010	-	-	-	-	-	-

Others
Instituto CPFL	-	-	-	-	-	-	928	1,018

(32) RISK MANAGEMENT

The risk management structure and the main risk factors that affect the Group’s business are disclosed in note 32 to the financial statements for the year ended December 31, 2018.

(33) FINANCIAL INSTRUMENTS

The main financial instruments are:

				Consolidated
				March 31, 2019
	Note	Category / Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	Level 1	243,155	243,155
Cash and cash equivalent	5	(a)	Level 2	3,197,654	3,197,654
Derivatives	33	(a)	Level 2	595,440	595,440
Derivatives - Zero-cost collar	33	(a)	Level 3	15,339	15,339
Concession financial asset - distribution	10	(a)	Level 3	7,677,726	7,677,726
				11,729,314	11,729,314

Liabilities
Borrowings - principal and interest	16	(b)	Level 2	6,060,582	6,025,180
Borrowings - principal and interest (**)	16	(a)	Level 2	5,292,260	5,292,260
Debentures - Principal and interest	17	(b)	Level 2	8,685,943	8,712,624
Debentures - Principal and interest (**)	17	(a)	Level 2	437,888	437,888
Derivatives	33	(a)	Level 2	24,998	24,998
				20,501,671	20,492,950

(*) Refers to the hierarchy for fair value measurement

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(**) As a result of the initial designation of this financial liability, the consolidated balances reported a loss of R$ 11,072 in the 1st quarter 2019 (a loss of R$ 68,935 in the 1st quarter 2018).

The classification of financial instruments in “amortized cost” or “fair value through profit or loss” is based on the portfolio business model and in the characteristics of expected cash flow for each instrument.

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting year are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) pledges, funds and restricted deposits, (vi) services rendered to third parties, (vii) collection agreements and (viii) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the first quarter of 2019 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as fair value through profit or loss, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss for the period are R$ 67,264 (R$ 66,637 in 2018) and the main assumptions are described in note 10 and 26.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 33 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost, that is the best estimate of their fair value, since there are no available recent information for the fair value calculation, according to IFRS 9.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

b)    Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (notes 17 and 18). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

At March 31, 2019, the Group had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Strategy	Assets	Liabilities	Fair value, net	Values at cost, net (1)	Gain (loss) on fair value measurement	Currency / debt index	Currency /swap index	Maturity range	Notional

Derivatives to hedge debts designated at fair value
Exchange rate hedge
Bank Loans - Law 4.131	530,798	(4,863)	525,936	566,460	(40,525)	US$ + (Libor 3 months + 0.8% to 1.55% or 2.3% to 4.32%)	99.80% to 116% of CDI	October 2018 to March 2022	3,896,229
Bank Loans - Law 4.131	3,752	(20,135)	(16,383)	(633)	(15,750)	Euro + 0.42% to 0.96%	102% to 105.8% of CDI	April 2019 to March 2022	879,630

	534,550	(24,997)	509,553	565,827	(56,275)

Hedge variation price index
Debentures	37,718	-	37,718	7,232	30,486	IPCA + 5.8%	100.15% to 104.3% of CDI	August 2025	416,600

Derivatives to hedge debts not designated at fair value
Hedge variation price index:
Debentures	23,173	-	23,173	22,645	528	IPCA + 5.86%	100.15% to 104.3% of CDI	April 2019	70,469

Other (2):
Zero cost collar	15,339	-	15,339	2,929	12,410	US$	(note 33 b.1)	July 2018 to September 2020	44,083

	610,779	(24,997)	585,782	598,633	(12,851)

Current	260,847	(4,863)
Noncurrent	349,932	(20,135)

For further details on terms and information on debts and debentures, see notes 17 and 18

(1)The value at cost are the derivative amount without the respective fair value measurement, while the notional refers to the balance of the debt and is reduced according to the respective amortization;

(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar.

Changes in derivatives are stated below:

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

	Consolidated
	At December 31, 2018	Interest, monetary adjustment, exchange rate and fair value measurement	Repayment	At March 31, 2019

Values at cost, net
To debts designated at fair value	631,368	78,067	(136,375)	573,060
To debts not designated at fair value	21,548	1,097	-	22,645
Other (zero cost collar)	-	2,929	-	2,929
Fair value measurement (*)	(27,722)	14,871	-	(12,851)
	625,194	96,964	(136,375)	585,782

(*)The effects on the income and comprehensive income of 2019 related to the fair value adjustments (MTM) of the derivatives are: (i) gains of R$ 18,876 for the debts designated at fair value, (ii) losses of R$ 49 for non- designated at fair value and (iii) losses of R$ 3,957 for other derivatives (zero cost collar).

As mentioned above, certain subsidiaries elected to fair value measrument debts for which they have fully debt-related derivatives instruments (note 17 and 18).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the quarters ended at March 31, 2019 and 2018, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on monetary adjustment and exchange rate changes and in the consolidated comprehensive income in the credit risk in the fair value measurement related to debts at fair value.

	Gain (Loss) on income		Gain (Loss) in comprehensive income
	1st quarter 2019	1st quarter 2018	1st quarter 2019

Interest rate variation	4,823	2,978	-
Fair value measurement	8,884	(42,517)	(16)
Exchange variation	77,269	3,732	-
Fair value measurement	5,456	52,336	540

	96,434	16,528	524

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, in as much as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

The total amount contracted was US$ 111,817 thousand, with due dates between October 1, 2015 and September 30, 2020. At March 31, 2019, the total amount contracted was US$ 44,083 thousand, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IFRS 9 /CPC 48. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 17.80%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 487, resulting in a net asset of R$ 15,826.

The following table reconciles the opening and closing balances of the call and put options for the 1st quarter of 2019, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability	Net
At December 31, 2018	16,367	-	16,367
Measurement at fair value	(1,028)	-	(1,028)
Net cash, received from settlement of flows	-	-	-
At March 31, 2019	15,339	-	15,339

The fair value measurement of these financial instruments was recognized as finance income (expense) of the period, and no effects were recognized in other comprehensive income.

c)     Concession financial assets - distribution

As the distribution subsidiaries have classified the respective financial assets of the concession as measured at fair value through profit or loss, the relevant factors to measure the fair value are not publicly observable and there is no active market. Therefore, the classification of the fair value hierarchy is level 3.

d)    Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates and interest rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Group uses derivatives to manage market risks.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

e)     Sensitivity analysis

The Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

e.1)  Exchange rates variation

Considering that the net exchange rate exposure at March 31, 2019 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
				Income (expense) - R$ thousand
Instruments	Exposure (a)		Risk	Exchange depreciation of 3.7% (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(4,435,128)			(164,011)	985,774	2,135,558
Derivatives - Plain Vanilla Swap	4,500,822			166,440	(1,000,375)	(2,167,191)
	65,694		drop in the dolar	2,429	(14,601)	(31,633)

Financial liability instruments	(859,201)			(57,921)	171,359	400,640
Derivatives - Plain Vanilla Swap	873,387			58,878	(174,188)	(407,255)
	14,186		drop in the euro	957	(2,829)	(6,615)

Total	79,880			3,386	(17,430)	(38,248)

Effects in the accumulated comprehensive income				2,567	(12,510)	(27,586)
Effects in the income of the year				819	(4,920)	(10,662)

				Income (expense) - R$ thousand
Instruments	Exposure US$ thousand (a)			Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Derivatives zero-cost collar	44,083	(d)	raise in the dollar	(1,807)	(14,480)	(27,153)

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

(a) The exchange rate considered at 03/31/2019 was R$ 3.90 per US$ 1.00 and R$ 4.38 per €$ 1.00.

(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 4.04 and 4.67, and the currency depreciation at 3.70% and 6.74% for US$ and €$, respectively at 03/31/2019.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Except for the zero-cost collar, as the net exchange exposure of the dollar and the euro for the other derivative instruments is an asset, the risk is a drop in the dollar, and the euro,  therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

e.2) Interest rates variation

Assuming that the scenario of net exposure of the financial instruments indexed to floating interest rates at March 2019 is maintained, the net finance cost for the next 12 months for each ofthe three scenarios defined, would be:

	Consolidated
					Income (expense) - R$ thousand
Instruments	Exposure R$ thousand (a)	Risk	rate in the period	rate likely scenario (a)	likely scenario	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	3,915,476				259,596	324,495	389,394
Financial liability instruments	(7,675,498)				(508,886)	(636,107)	(763,328)
Derivatives - Plain Vanilla Swap	(5,364,776)				(355,685)	(444,606)	(533,527)
	(9,124,798)	raise in the CDI	6.34%	6.63%	(604,975)	(756,218)	(907,461)

Financial liability instruments	(149,803)				(6,726)	(8,408)	(10,089)
	(149,803)	raise in the IGP-M	8.27%	4.49%	(6,726)	(8,408)	(10,089)

Financial liability instruments	(3,552,095)				(222,361)	(277,951)	(333,542)
	(3,552,095)	raise in the TJLP	6.79%	6.26%	(222,361)	(277,951)	(333,542)

Financial liability instruments	(3,006,465)				(121,461)	(91,096)	(60,731)
Derivatives - Plain Vanilla Swap	561,010				22,665	16,999	11,332
Concession financial asset	7,677,726	drop in the IPCA			310,180	232,635	155,090
	5,232,271	drop in the IPCA	4.40%	4.04%	211,384	158,538	105,691

Setorial financial assets and liabilities	1,211,812	drop in the SELIC			79,737	59,803	39,869
	(106,946)	raise in the SELIC			(7,037)	(5,278)	(3,519)
	1,104,866	drop in the IPCA	6.35%	6.58%	72,700	54,525	36,350

Total	(6,489,559)				(549,978)	(829,514)	(1,109,051)

Effects in the accumulated comprehensive income					1,126	894	664
Effects in the income of the year					(551,104)	(830,408)	(1,109,715)

(a)   The indexes were obtained from information available in the market.

(b)   As required by CVM Instruction number 475/2008, the percentages of increase were applied to the indexes in the probable scenario.

Additionally, the debts exposed to pre-fixed indexes would generate an expense of R$ 58,897.

f)      Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from Consumers, Concessionaires and Licensees and financial instruments. Monthly, the risk is monitored and classified according to the current exposure, considering the limit approved by Management.

Impairment losses on financial assets recognized in profit or loss are presented in note 6 – Consumers, Concessionaires and Licensees.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

Consumers, Concessionaries and Licensees

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, Management also considers the factors that may influence the credit risk.

The Group uses a provision matrix to measure the expected credit losses of trade receivables according to the consumer class (Residential, Commercial, Rural, Public Power, Public Lighting, Public Services), Other Revenues and Unbilled Revenue, comprising mostly a large number of dispersed balances.

Loss rates are based on actual credit loss experience over the past.

These rates reflect differences between economic conditions during the period over which the historical data have been collected, current conditions and the Group’s view of future economic conditions over the expected lives of the receivables. Accordingly, an “adjusted” revenue was calculated, reflecting the Group perception on expected loss. Such “adjusted” revenue was allocated by consumption class (matrix) according to the interval currently used in the allowance guided by the regulatory parameters as follows:

Class	Days	Period
Residential	90	Revenue of 3 months prior to the current month
Commercial and other revenues	180	Revenue of 6 months prior to the current month
Industrial, rural, public power in general	360	Revenue of 12 months prior to the current month
Unbilled	-	Uses revenue of the same month

Therefore, based on the assumptions above, an “Adjusted” ratio of the expected credit losses (“ECL”) allowance for the month is calculated, which was determined dividing the “Actual ECL” allowance by the “Adjusted Revenue” for each month. Then, the ECL allowance is estimated monthly, considering the respective moving average for the months of the "Adjusted” monthly ratios and applied to the actual revenue for the current month.

Based on this criterion, the ECL allowance percentage to be applied is changed monthly to the extent that the moving average is calculated.

The methodology used by Management includes a percentage that is compliant with the IFRS rule described as expected credit losses, including in a single percentage the probability of loss, weighted by the expected loss and possible outcomes, that is, including Probability of default (“PD”), Exposure at default (“EAD”) and (“LGD”).

Macroeconomic factors

After studies developed by the Company to assess which variables present a correlation ratio with the actual amount of Expected Credit Losses Allowance, no ratios or macroeconomic factors that would have material impacts or that had direct correlation with the default level were identified, due to the electric sector characteristic of having instruments that mitigate the risk of losses, such as cutting energy supply to default customers.

Cash and cash equivalents

The Group limits its exposure to credit risk by investing only in liquid debt securities and only with counterparties that have a credit rating of at least AA-.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Management did not identify for the quarter ended March 31, 2019 and the year ended December 31, 2018 that the securities had a significantly change in credit risk.

Derivatives

The Group adopts a policy of using derivatives with the purpose of hedge (economic hedge) against the risks of fluctuations in exchange rates and interest rates, mostly comprising currency and interest rate swaps. The derivative transactions are entered into with first-tier banks and financial institutions with a rating of at least AA-, based on the main credit rating agencies in the market (note 33). Management has not identified for the period of 2019 and the year 2018 that the derivative financial assets had a significant impairment using the criterion of expected losses.

The Group adopts a policy of providing financial guarantees for the obligations of its subsidiaries and joint ventures. As at March 31, 2019 and December 31, 2018, the Company had provided guarantees to certain financial institutions with respect to the credit lines granted to its subsidiaries and joint ventures, as presented in notes 17 and 18.

(34) NON-CASH TRANSACTIONS

	Consolidated
	March 31, 2019	December 31, 2018
Capital increase in investees with advance for future capital increase	43	-
Interest capitalized	5,589	6,209
Provision for environmental costs capitalized in property, plant and equipment	15,906	9,725
Transfer between fixed assets and other assets	167	2,881

(35) SIGNIFICANT FACT AND EVENTS AFTER THE REPORTING PERIOD

35.1 Extension of deadline to reestablish the free float

According to note 23.1 of financial statements of December 31, 2018, the Company has a period of the 18 months from November 30, 2017 to take a decision of reestablish the minimum floating required or delist its shares from the public stock market.

On April 2, 2019, the Company informed the B3 of its intention to bring the free float in compliance with Novo Mercado rules by carrying out a follow-on offering for the Company common shares, and on April 18, 2019, B3 approved such request for an extension of the deadline to reach a minimum free float of 15% of the Company total capital until October 31, 2019. The Company is still considering the terms and conditions of any potential follow-on offering.

In the context of these disclosed intention, on April 24, 2019, the Company published a Relevant Fact informing that filed in with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-3 (“Form F-3”). Once declared effective by the SEC, the Form F-3 will allow the Company to carry out in the United States certain specified public offerings of its common shares,  including American Depositary Shares (“ADS”). The Offering is still under analysis by the Company and its controlling shareholder, and until this date there is no definition on the size of the Offering, the price per share or its timetable.

The intended Offering is also subject to Brazilian and international securities markets conditions, to the applicable regulatory approvals and to the corporate approvals of the Company.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

35.2 Annual Tariff Adjustment - CPFL Paulista

On April 2, 2019, ANEEL published Ratifying Resolution No. 2.526, which set the average tariff adjustment of the subsidiary CPFL Paulista, effective as of April 8, 2019, by 12.02%, of which 2.95% relating to the economic tariff adjustment and 9.07% to the related financial components. The total average effect to be perceived by consumers is 8.66%.

(Free Translation of the original in Portuguese)

Interim Standard Financial Statements – ITR –  Date: March 31, 2019 - CPFL Energia S.A.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, at March 31, 2019:

Shareholders	Common shares	Interest - %
State Grid Brazil Power Participações Ltda.	730,435,698	71.76
ESC Energia S.A.	234,086,204	23.00
Other shareholders	53,392,844	5.25
Total	1,017,914,746	100.00

Quantity and characteristic of secutiries held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of March 31, 2019 and December 31,2018:

	March 31, 2019		December 31, 2018
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	964,521,902	94.75	964,521,902	94.75
Administrator	-	-	-	-
Members of the Executive Officers	189	0.00	189	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	53,392,655	5.25	53,392,655	5.25
Total	1,017,914,746	100.00	1,017,914,746	100.00
Outstanding shares - free float	53,392,655	5.25	53,392,655	5.25

SHAREHOLDING STRUCTURE									1st quarter of 2019
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		964,521,902	94.75%	100.00%	-	0.00%	0.00%	964,521,902	94.75%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	23.00%	100.00%	-	0.00%	0.00%	234,086,204	23.00%	January 23, 2017
1.2	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	730,435,698	71.76%	100.00%	-	0.00%	0.00%	730,435,698	71.76%	November 30, 2017
	Noncontrolling shareholders		53,392,844	5.25%	100.00%	-	0.00%	0.00%	53,392,844	5.25%
1.3	Board of Directors members	07.341.926/001-90	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	November 30, 2017
1.4	Executive Office members		189	0.00%	100.00%	-	0.00%	0.00%	189	0.00%	November 30, 2017
1.5	Other shareholders		53,392,655	5.25%	100.00%	-	0.00%	0.00%	53,392,655	5.25%
	Total		1,017,914,746	100.00%	100.00%	-	0.00%	0.00%	1,017,914,746	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.2 State Grid Brazil Power Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%
1.2.1	International Grid Holdings Limited		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%	August 14, 2018
	Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.2.2	Top View Grid Investment Limited		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	March 28, 2017
1.2.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		29,165,194,230	100.00%	100.00%	-	0.00%	0.00%	29,165,194,230	100.00%
	4 - Entity: 1.2.1 International Grid Holdings Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.1.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	5 - Entity: 1.2.2 Top View Grid Investment Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.2.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	6 - Entity: 1.2.1.1 State Grid International Development Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%
1.2.1.1.1	State Grid International Development Co., Ltd		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%
1.2.1.1.2	State Grid Overseas Investment Ltd		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%
1.2.1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		21,429,327,845	100.00%	21.32%	79,091,019,116	100.00%	78.68%	100,520,346,961	100.00%
	7 - Entity: 1.2.1.1.1 State Grid International Development Co., Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
1.2.1.1.1.1	State Grid Corporation of China		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
	8 - Entity: 1.2.1.1.2 State Grid Overseas Investment Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%
1.2.1.1.2.1	State Grid Corporation of China		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Coronel Silva Telles, 977 - 10º andar, Cambuí

13024-001 - Campinas/SP – Brasil

Edifício Dahruj Tower

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Telephone +55 (19) 3198-6000, Fax +55 (19) 3198-6205

www.kpmg.com.br

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

 (A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the accompanying individual and consolidated, interim financial information of CPFL Energia S.A. (“the Company”), included in the Quarterly Information Form - ITR, for the quarter ended March 31, 2019, which comprises the statement of financial position as of March 31, 2019 and the respective statements of profit or loss, other comprehensive income, changes in shareholders´ equity and cash flows for the three-month period then ended, comprising the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Information and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for presentation of this interim financial information in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standard on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than an audit conducted in accordance with auditing standards and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information referred above is not prepared, in all material respects, in accordance with CPC 21 (R1) and the IAS 34, issued by IASB, applicable to the preparation of the Quarterly Information and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission - CVM.

Other matters - Statements of Value Added

The individual and consolidated interim financial information, related to statements of value added (DVA) for the three-month period ended March 31, 2019, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Campinas, May 06, 2019.

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original in Portuguese signed by)

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

Management declaration on independent auditor´s report and financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 - Campinas - SP -  Brazil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended March 31, 2019;

b)     they have reviewed and discussed, and agree with, the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended March 31, 2019.

Campinas, May 6, 2019. __________________________________ GUSTAVO ESTRELLA Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ YUMENG ZHAO Deputy Chief Executive Officer __________________________________
YUEHUI PAN Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.